                                                                       424(b)(5)
                                                                    333-31183-01


PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED JANUARY 22, 1998)
                                  $225,000,000
                     HIGHWOODS/FORSYTH LIMITED PARTNERSHIP (logo)

 $125,000,000 6.835% MANDATORY PAR PUT REMARKETED SECURITIES(SM) ("MOPPRS(SM)")
                              DUE FEBRUARY 1, 2013
                 $100,000,000 7 1/8% NOTES DUE FEBRUARY 1, 2008
                            ------------------------
     Highwoods/Forsyth Limited Partnership (the "Operating Partnership") is offering the 6.835% MandatOry Par Put Remarketed Securities(SM) ("MOPPRS(SM)") due February 1, 2013 and the 7 1/8% Notes due February 1, 2008 (the "Notes" and, together with the MOPPRS, the "Offered Securities"). Interest on the Offered Securities will be payable semiannually on February 1 and August 1 of each year, commencing August 1, 1998 (except that the Interest Payment Date otherwise occurring with respect to the MOPPRS on February 1, 2003 will instead occur on January 31, 2003 (the "Remarketing Date")). Except in the limited circumstances described herein, the MOPPRS are not subject to redemption by the Operating Partnership on or prior to the Remarketing Date. After the Remarketing Date, the MOPPRS are subject to redemption by the Operating Partnership, in whole or in part, at the redemption prices set forth herein plus accrued and unpaid interest. The Notes are subject to redemption by the Operating Partnership, in whole or in part, at any time, at the redemption prices set forth herein plus accrued and unpaid interest. See "Description of Offered Securities -- Redemption."
     The annual interest rate on the MOPPRS to the Remarketing Date is 6.835%. ON THE REMARKETING DATE, THE MOPPRS WILL, IN ALL CASES, BE SUBJECT TO MANDATORY TENDER TO THE REMARKETING DEALER OR SUBJECT TO REPURCHASE BY THE OPERATING PARTNERSHIP AS DESCRIBED BELOW. If Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Remarketing Dealer (the "Remarketing Dealer"), has elected to remarket the MOPPRS as described herein, the MOPPRS will be subject to mandatory tender to the Remarketing Dealer at a price equal to 100% of the principal amount thereof for remarketing on the Remarketing Date, except in the limited circumstances described herein. See "Description of Offered Securities -- Tender of MOPPRS; Remarketing." If the Remarketing Dealer for any reason does not purchase all tendered MOPPRS on the Remarketing Date or elects not to remarket the MOPPRS, or in certain other limited circumstances described herein, the Operating Partnership will be required to repurchase the entire principal amount of the MOPPRS from the beneficial owners ("Beneficial Owners") thereof at 100% of the principal amount thereof plus accrued interest, if any. See "Description of Offered Securities -- Repurchase."
     Ownership of the Offered Securities will be maintained in book-entry form by or through The Depository Trust Company ("DTC"). Interests in the Offered Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Beneficial Owners of the Offered Securities will not have the right to receive physical certificates evidencing their ownership except under the limited circumstances described herein. Settlement for the Offered Securities will be made in immediately available funds. The secondary market trading activity in the Offered Securities will therefore settle in immediately available funds. All payments of principal and interest on the Offered Securities will be made by the Operating Partnership in immediately available funds so long as the Offered Securities are maintained in book-entry form. Beneficial interests in the Offered Securities may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof. See "Description of Offered Securities -- Book-Entry System" and " -- Same-Day Settlement and Payment."
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                            ------------------------
     The MOPPRS will be sold to the public at varying prices relating to prevailing market prices at the time of resale to be determined by the MOPPRS Underwriters (as defined herein) at the time of each sale. The net proceeds to the Operating Partnership will be 102.23% of the principal amount of the MOPPRS sold, and the aggregate gross proceeds, before deducting offering expenses of $175,000 payable by the Operating Partnership, will be $127,787,500, plus accrued interest, if any, from February 2, 1998. The Notes will be sold in a fixed-price offering on the terms set forth in the table below. For further information with respect to the plan of distribution, see "Underwriting." [CAPTION]

===================================================================================================================================

                                                                PRICE TO                UNDERWRITING         PROCEEDS TO OPERATING
                                                               PUBLIC (1)               DISCOUNT (2)           PARTNERSHIP (1)(3)
----------------------------------------------------------------------------------------------------------------------------------
Per Note............................................            99.557%                     .65%                    98.907%
Total...............................................          $99,557,000                 $650,000                $98,907,000
===================================================================================================================================

(1) Plus accrued interest, if any, from February 2, 1998.
(2) The Operating Partnership and Highwoods Properties, Inc. (the "Company") have agreed to indemnify the Underwriters against or make contributions relating to certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting estimated expenses of $175,000 payable by the Operating Partnership.
                            ------------------------
    The Offered Securities are offered by the several Underwriters as specified herein, subject to prior sale, when, as and if issued to and accepted by them and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Offered Securities will be made through the book-entry facilities of DTC on or about February 2, 1998.
                            ------------------------
                             MANAGERS OF THE MOPPRS
MERRILL LYNCH & CO.
                        J.P. MORGAN & CO.
                             NATIONSBANC MONTGOMERY SECURITIES LLC
                            ------------------------
                             MANAGERS OF THE NOTES
MERRILL LYNCH & CO.
                        GOLDMAN, SACHS & CO.
                             NATIONSBANC MONTGOMERY SECURITIES LLC
                            ------------------------
          The date of this Prospectus Supplement is January 28, 1998.
---------------
"MandatOry Par Put Remarketed Securities(SM)" and "MOPPRS(SM)" are service marks owned by Merrill Lynch & Co., Inc.

(logo)HIGHWOODS
      PROPERTIES

(map appears here with plot points.)


RESEARCH TRIANGLE
Raleigh-Durham, NC
OFFICE: 4,408,492 S.F.           JACKSONVILLE, FL
INDUSTRIAL: 277,628 S.F.         OFFICE: 1,465,139 S.F.

ATLANTA, GA
OFFICE: 2,379,464 S.F.           CHARLOTTE, NC
INDUSTRIAL: 2,445,367 S.F.       OFFICE: 964,476 S.F.
                                 INDUSTRIAL: 464,114 S.F.
TAMPA, FL
OFFICE: 2,904,587 S.F.           RICHMOND, VA                    TALLAHASSEE, FL
                                 OFFICE: 1,118,763 S.F.          OFFICE: 244,676 S.F.
                                 INDUSTRIAL: 159,963 S.F.

SOUTH FLORIDA                    GREENVILLE, SC                  NORFOLK, VA
OFFICE: 2,384,044 S.F.           OFFICE: 882,839 S.F.            OFFICE: 168,224 S.F.
                                 INDUSTRIAL: 118,802 S.F.        INDUSTRIAL: 97,633 S.F.

PIEDMONT TRIAD
Winston-Salem/Greensboro, NC     MEMPHIS, TN                     BIRMINGHAM, AL
OFFICE: 1,819,881 S.F.           OFFICE: 606,549 S.F.            OFFICE: 115,289 S.F.
INDUSTRIAL: 2,919,111 S.F.



NASHVILLE, TN                    BALTIMORE, MD                   ASHEVILLE, NC
OFFICE: 1,485,491 S.F.           OFFICE: 364,434 S.F.            OFFICE: 63,500 S.F.
INDUSTRIAL: 335,994 S.F.                                         INDUSTRIAL: 60,677 S.F.


ORLANDO, FL                      COLUMBIA, SC                    FT. MYERS, FL
OFFICE: 1,990,148 S.F.           OFFICE: 423,738 S.F.            OFFICE: 51,831 S.F.



     CERTAIN PERSONS PARTICIPATING IN THE OFFERING OF THE NOTES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER THE UNDERWRITERS' SHORT POSITIONS. CERTAIN PERSONS PARTICIPATING IN THE OFFERING OF THE MOPPRS MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE MOPPRS. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT TRANSACTIONS AND THE PURCHASE OF MOPPRS TO COVER THE UNDERWRITERS' SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                                      S-2

                         PROSPECTUS SUPPLEMENT SUMMARY
     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED DESCRIPTIONS AND THE FINANCIAL INFORMATION AND STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN AND THEREIN BY REFERENCE. CAPITALIZED TERMS USED IN THIS PROSPECTUS SUPPLEMENT SUMMARY HAVE THE MEANINGS SET FORTH ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS (I) "OPERATING PARTNERSHIP" SHALL MEAN HIGHWOODS/FORSYTH LIMITED PARTNERSHIP AND THOSE ENTITIES OWNED OR CONTROLLED BY IT AND ITS PREDECESSORS, (II) "PROPERTIES" SHALL MEAN THE 342 OFFICE AND 139 INDUSTRIAL (INCLUDING 73 SERVICE CENTER) PROPERTIES OWNED BY THE OPERATING PARTNERSHIP AS OF DECEMBER 31, 1997 AND (III) "OFFERING" SHALL MEAN THE OFFERING OF THE 6.835% MANDATORY PAR PUT REMARKETED SECURITIES ("MOPPRS") DUE FEBRUARY 1, 2013, AND THE 7 1/8% NOTES DUE FEBRUARY 1, 2008 (THE "NOTES," AND, TOGETHER WITH THE MOPPRS, THE "OFFERED SECURITIES").
     CERTAIN MATTERS DISCUSSED IN THIS PROSPECTUS SUPPLEMENT, THE ATTACHED PROSPECTUS, AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN AND THEREIN INCLUDING, WITHOUT LIMITATION, STRATEGIC INITIATIVES, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY AND THE OPERATING PARTNERSHIP TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY AND THE OPERATING PARTNERSHIP TO DIFFER MATERIALLY FROM THE COMPANY'S AND THE OPERATING PARTNERSHIP'S EXPECTATIONS ARE DISCLOSED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS ("CAUTIONARY STATEMENTS"), INCLUDING, WITHOUT LIMITATION, THOSE STATEMENTS MADE IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY AND THE OPERATING PARTNERSHIP ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                           THE OPERATING PARTNERSHIP
GENERAL
     The Operating Partnership is managed by its general partner, Highwoods Properties, Inc. (the "Company"), a self-administered and self-managed equity real estate investment trust ("REIT") that began operations through a predecessor in 1978. The Operating Partnership is one of the largest owners and operators of suburban office and industrial properties in the Southeast. As of December 31, 1997, the Operating Partnership owned 342 office properties and 139 industrial (including 73 service center) properties encompassing approximately
30.7 million rentable square feet.
     At December 31, 1997, the Properties were 94% leased to approximately 3,100 tenants. An additional 32 properties (the "Development Projects"), which will encompass approximately 3.3 million rentable square feet, were under development as of December 31, 1997 in North Carolina, Florida, Virginia, Tennessee, Georgia, Maryland and South Carolina. The Operating Partnership also owns 729 acres (and has agreed to purchase an additional 472 acres) of land for future development (the "Development Land"). The Development Land is zoned and available for office and/or industrial development; substantially all of the Development Land has utility infrastructure already in place.
     The Operating Partnership conducts substantially all of the Company's operations, and the Company's ownership interest in the Operating Partnership represents substantially all of the Company's assets. The Operating Partnership is controlled by the Company, as its sole general partner, which owns approximately 82% of the common partnership interests (the "Common Units") in the Operating Partnership. The remaining Common Units are owned by limited partners (including certain officers and directors of the Company). Other than Common Units held by the Company, each Common Unit may be redeemed by the holder thereof for the cash value of one share of common stock, $.01 par value, of the Company (the "Common Stock") or, at the Company's option, one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Common Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.
RECENT DEVELOPMENTS
     RECENT ACQUISITIONS. In October of 1997, the Operating Partnership completed a business combination (the "ACP Transaction") with Associated Capital Properties, Inc. ("ACP"). The ACP Transaction involved the acquisition of a
                                      S-3
portfolio of 84 office properties encompassing 6.4 million rentable square feet (the "ACP Properties") and approximately 50 acres of land for development in six markets in Florida. Under the terms of the agreements relating to the ACP Transaction, the Operating Partnership merged with ACP and acquired the ownership interests in the entities that own the ACP Properties for an aggregate purchase price of $617 million. The cost of the ACP Transaction consisted of the issuance of 2,955,238 Common Units (valued at $32.50 per Common Unit), the assumption of $481 million of mortgage debt ($391 million of which has been paid off by the Operating Partnership), the issuance of 117,617 shares of Common Stock (valued at $32.50 per share), a capital expenditure reserve of $11 million and a cash payment of approximately $24 million. Also in connection with the ACP Transaction, the Company issued to certain affiliates of ACP warrants to purchase 1,479,290 shares of Common Stock at $32.50 per share exercisable after October 1, 2002. James R. Heistand, the former president of ACP, has become a regional vice president responsible for the Operating Partnership's Florida operations and an advisory member of the Company's investment committee. Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the Company's investment committee this year. Mr. Heistand has over 19 years of commercial real estate experience in Florida. Over 100 employees of ACP have joined the Operating Partnership, including the two other members of ACP's senior management team, Allen C. de Olazarra and Dale Johannes.
     In closings on December 23, 1997 and January 8, 1998, the Operating Partnership completed a business combination with Riparius Development Corporation in Baltimore, Maryland involving the acquisition of a portfolio of five office properties encompassing 369,000 square feet, two office development projects encompassing 235,000 square feet, 11 acres of development land and 101 additional acres of development land to be acquired over the next three years (the "Riparius Transaction"). The cost of the Riparius Transaction consisted of a cash payment of $43.6 million. In addition, the Operating Partnership has assumed the two office development projects with an anticipated cost of $26.2 million expected to be paid in 1998, and will pay out $23.9 million over the next three years for the 101 additional acres of development land.
     PENDING ACQUISITIONS. On December 22, 1997, the Company entered into a merger agreement (the "Merger Agreement") with J.C. Nichols Company, a publicly traded Kansas City real estate operating company ("J.C. Nichols"), pursuant to which the Company would acquire J.C. Nichols with the view that the Operating Partnership would combine its property operations with J.C. Nichols (the "J.C. Nichols Transaction"). J.C. Nichols owns or has an ownership interest in 27 office properties, 33 retail properties and 13 industrial properties encompassing approximately 4.3 million rentable square feet and 16 multifamily communities with 1,816 apartment units in Kansas City, Missouri and Kansas. Additionally, J.C. Nichols has an ownership interest in 21 office properties and one industrial property encompassing approximately 1.5 million rentable square feet and one multifamily community with 418 apartment units in Des Moines, Iowa. As of December 31, 1997, the properties to be acquired in the J.C. Nichols Transaction were 95% leased. Assuming completion of the J.C. Nichols Transaction, Barrett Brady, president and chief executive officer of J.C. Nichols, will become a regional vice president responsible for the Operating Partnership's Midwest operations and approximately 100 employees of J.C. Nichols would be expected to join the Operating Partnership.
     Under the terms of the Merger Agreement, shareholders of J.C. Nichols may elect to receive $65 in cash or 1.84 shares of Common Stock for each share of common stock, $.01 par value, of J.C. Nichols ("J.C. Nichols Common Stock"). The cost of the J.C. Nichols Transaction under the Merger Agreement is approximately $570 million, including assumed debt of approximately $250 million, net of cash of approximately $65 million. Consummation of the J.C. Nichols Transaction is subject, among other things, to approval of 66 2/3% of the shareholders of J.C. Nichols. If J.C. Nichols enters into a business combination with a third party or otherwise terminates the J.C. Nichols Transaction, such third party or J.C. Nichols may be required to pay the Company a break-up fee of up to $14.7 million plus expenses of $2.5 million. Under certain other circumstances, if the J.C. Nichols Transaction is terminated, the terminating party may be required to pay expenses of $2.5 million to the non-terminating party.
     No assurance can be given that all or part of the J.C. Nichols Transaction will be consummated or that, if consummated, it will follow the terms set forth in the Merger Agreement. As of the date hereof, certain third parties have expressed an interest to J.C. Nichols and/or certain of its shareholders in purchasing all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share. No assurance can be given that a third party will not make an offer to J.C. Nichols or its shareholders to purchase all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share or that the board of directors of J.C. Nichols would reject any such offer.
     Additionally, the Operating Partnership has entered into an agreement to acquire 14 office properties encompassing 787,000 square feet, six service center properties encompassing 471,000 square feet and 66 acres of development
                                      S-4
land in Tampa, Florida (the "Garcia Transaction.") The cost of the Garcia Transaction will consist of a cash payment of approximately $87 million and the assumption of approximately $24 million in secured debt. Although the Garcia Transaction is expected to close by February 2, 1998, no assurance can be given that all or part of the transaction will be consummated.
OPERATING STRATEGY
     The Operating Partnership believes that it will continue to benefit from the following factors:
     DIVERSIFICATION. Since the initial public offering (the "IPO") of the Company in 1994, the Operating Partnership has significantly reduced its dependence on any particular market, property type or tenant. At the time of the IPO, the Operating Partnership's portfolio consisted almost exclusively of office properties in the Raleigh-Durham, North Carolina area (the "Research Triangle"). As of December 31, 1997, the Operating Partnership's in-service portfolio had expanded from 41 North Carolina properties (40 of which were in the Research Triangle) to 481 properties in 19 markets concentrated in the Southeast. Based on December 1997 results, approximately 32% of the rental revenue from the Properties is derived from properties in North Carolina (18% in the Research Triangle). The Operating Partnership's tenants represent a diverse cross-section of the economy. As of December 31, 1997, the 20 largest tenants of the Properties represented approximately 21.3% of the combined rental revenue from the Properties, and the largest single tenant accounted for approximately 3.7% of such revenue.
     ACQUISITION AND DEVELOPMENT OPPORTUNITIES. The Operating Partnership believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. The Operating Partnership has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from the Company's private and public equity offerings, its $430 million aggregate amount of unsecured revolving loans, other bank and institutional borrowings and the issuance of Common Units, which may provide tax advantages to certain sellers. To date, Common Units have constituted all or part of the consideration for 235 properties comprising 16.4 million rentable square feet. In addition, its Development Land offers significant development opportunities. The Operating Partnership owns approximately 729 acres (and has agreed to purchase an additional 472 acres) of Development Land. The Operating Partnership's development and acquisition activities should also continue to benefit from its relationships with tenants and property owners and management's extensive local knowledge of the Operating Partnership's markets.
     MANAGED GROWTH STRATEGY. The Operating Partnership's strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As the Operating Partnership has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, the Operating Partnership has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately three-quarters of the rentable square footage of the Properties has been developed by the Operating Partnership or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed those Properties prior to their acquisition by the Operating Partnership. The Operating Partnership's property-level officers have on average over 18 years of real estate experience in their respective markets.
     EFFICIENT, CUSTOMER SERVICE-ORIENTED ORGANIZATION. The Operating Partnership provides a complete line of real estate services to its tenants and third parties. The Operating Partnership believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of the Operating Partnership's capabilities and resources provides it with market information not generally available. The Operating Partnership believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.
     FLEXIBLE AND CONSERVATIVE CAPITAL STRUCTURE. The Operating Partnership is committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and
(iii) promotes future earnings growth.
     The Company and the Operating Partnership have demonstrated a strong and consistent ability to access the private and public equity and debt markets. Since the IPO, the Company has completed six public offerings (including the Concurrent Common Stock Offering described below) and two private placements of its Common Stock, one public offering of its 8 5/8% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares") and one
                                      S-5
public offering of its 8% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares"), raising total net proceeds of approximately $1.3 billion, which were contributed to the Operating Partnership in exchange for additional partnership interests as required under the Operating Partnership's limited partnership agreement (the "Operating Partnership Agreement"). On December 2, 1996, the Operating Partnership issued $100 million of 6 3/4% notes due December 1, 2003 and $110 million of 7% notes due December 1, 2006. On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of Exercisable Put Option Securities ("X-POS(SM)"), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership (the "Put Option Notes").
     On January 27, 1998, the Company sold 2,000,000 shares of Common Stock in an underwritten public offering (the "Concurrent Common Stock Offering") for net proceeds of approximately $68.2 million.
     In addition, the Operating Partnership has two unsecured revolving lines of credit aggregating $430 million (the "Revolving Loans") with a syndicate of lenders. Interest accrues on borrowings under a $280 million Revolving Loan at an average interest rate of LIBOR plus 100 basis points and under a $150 million Revolving Loan at an average interest rate of LIBOR plus 90 basis points. Interest on the outstanding balance on the Revolving Loans as of January 28, 1998 was payable monthly at a weighted average interest rate of 6.69%.
THE PROPERTIES
     The following table sets forth certain information about the Properties as of December 31, 1997:

                                                                                           PERCENT OF
                                                                                             TOTAL
                                                                               RENTABLE     RENTABLE     ANNUALIZED
                                     OFFICE       INDUSTRIAL       TOTAL        SQUARE       SQUARE        RENTAL
                                   PROPERTIES   PROPERTIES (1)   PROPERTIES      FEET         FEET      REVENUE (2)
                                   ----------   --------------   ----------   ----------   ----------   ------------
Research Triangle, NC...........        69              4             73       4,686,120       15.2%    $ 65,314,092
Atlanta, GA.....................        39             31             70       4,824,831       15.5       44,200,033
Tampa, FL.......................        42             --             42       2,904,587        9.5       41,772,977
Piedmont Triad, NC..............        34             79            113       4,738,992       15.3       36,779,925
South Florida...................        27             --             27       2,384,044        7.8       36,511,089
Nashville, TN...................        15              3             18       1,821,485        5.9       27,183,735
Orlando, FL.....................        30             --             30       1,990,148        6.5       23,756,539
Jacksonville, FL................        16             --             16       1,465,139        4.8       17,367,432
Charlotte, NC...................        15             16             31       1,428,590        4.7       15,158,758
Richmond, VA....................        20              2             22       1,278,726        4.2       14,348,878
Greenville, SC..................         8              2             10       1,001,641        3.3       11,051,150
Memphis, TN.....................         9             --              9         606,549        2.0       10,033,045
Baltimore, MD...................         5             --              5         364,434        1.2        7,837,121
Columbia, SC....................         7             --              7         423,738        1.4        5,553,603
Tallahassee, FL.................         1             --              1         244,676        0.8        3,372,355
Norfolk, VA.....................         2              1              3         265,857        0.9        2,843,389
Birmingham, AL..................         1             --              1         115,289        0.4        1,795,236
Asheville, NC...................         1              1              2         124,177        0.4        1,180,068
Ft. Myers, FL...................         1             --              1          51,831        0.2          509,720
                                       ---            ---            ---      ----------   ----------   ------------
       Total....................       342            139            481      30,720,854      100.0%    $366,569,145
                                       ===            ===            ===      ==========   ===========  ============


                                                                  TOTAL OR
                                     OFFICE       INDUSTRIAL      WEIGHTED
                                   PROPERTIES   PROPERTIES (1)    AVERAGE
                                   ----------   --------------   ----------
Total Annualized Rental Revenue (2)...................     $ 331,936,875             $34,632,270                 $ 366,569,145
Total rentable square feet............................        23,841,565               6,879,289                    30,720,854
Percent leased........................................                94%(3)                  93%(4)                        94%
Weighted average age (years)..........................          (5) 12.2                    11.4                          12.0
                                     PERCENT OF
                                  TOTAL ANNUALIZED
                                   RENTAL REVENUE
                                  ----------------
Research Triangle, NC...........         17.9%
Atlanta, GA.....................         12.2
Tampa, FL.......................         11.4
Piedmont Triad, NC..............         10.0
South Florida...................         10.0
Nashville, TN...................          7.4
Orlando, FL.....................          6.5
Jacksonville, FL................          4.7
Charlotte, NC...................          4.1
Richmond, VA....................          3.9
Greenville, SC..................          3.0
Memphis, TN.....................          2.7
Baltimore, MD...................          2.1
Columbia, SC....................          1.5
Tallahassee, FL.................          0.9
Norfolk, VA.....................          0.8
Birmingham, AL..................          0.5
Asheville, NC...................          0.3
Ft. Myers, FL...................          0.1
                                       ------
       Total....................        100.0%
                                       =======

Total Annualized Rental Revenue (2)...................
Total rentable square feet............................
Percent leased........................................
Weighted average age (years)..........................

---------------
(1) Includes 73 service center properties.
(2) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
(3) Includes 47 single-tenant properties comprising 3.4 million rentable square feet and 378,000 rentable square feet leased but not occupied.
(4) Includes 24 single-tenant properties comprising 1.6 million rentable square feet and 27,000 rentable square feet leased but not occupied.
(5) Excludes the Comeau Building, which is a historical building constructed in 1926 and renovated in 1996.
                                      S-6

                                  THE OFFERING
     FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE OFFERED SECURITIES SPECIFIED IN THE FOLLOWING SUMMARY, INCLUDING DEFINITIONS OF CAPITALIZED TERMS NOT OTHERWISE FOUND, SEE "DESCRIPTION OF OFFERED SECURITIES" IN THIS PROSPECTUS SUPPLEMENT AND "DESCRIPTION OF DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

SECURITIES OFFERED....................................  $125,000,000 aggregate principal amount of 6.835% ManadatOry Par Put
                                                        Remarketed Securities ("MOPPRS") due February 1, 2013, and
                                                        $100,000,000 aggregate principal amount of 7 1/8% Notes due February
                                                        1, 2008, (the "Notes," and, together with the MOPPRS, the "Offered
                                                        Securities").
MATURITY..............................................  The Stated Maturity Date of the MOPPRS is February 1, 2013, and the
                                                        Stated Maturity Date of the Notes is February 1, 2008.
MANDATORY TENDER OF MOPPRS;
  REMARKETING AND
  REPURCHASE..........................................  Provided that the Remarketing Dealer gives the notice to the
                                                        Operating Partnership and the Trustee on a Business Day not more than
                                                        15 days nor fewer than five Business Days prior to the Remarketing
                                                        Date of its intention to purchase the MOPPRS for remarketing, the
                                                        MOPPRS will be automatically tendered, or deemed tendered, to the
                                                        Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under "Description of Offered
                                                        Securities -- Repurchase" or " -- Redemption."
                                                        The purchase price to be paid by the Remarketing Dealer for the tendered MOPPRS will equal 100% of the principal amount thereof. When the MOPPRS are tendered for remarketing, the Remarketing Dealer may remarket the MOPPRS for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale. If the
                                                        Remarketing Dealer for any reason does not purchase all tendered
                                                        MOPPRS on the Remarketing Date or elects not to remarket the MOPPRS, or in certain other limited circumstances described herein, the
                                                        Operating Partnership will be required to repurchase the MOPPRS from the Beneficial Owners thereof on the Remarketing Date, at 100% of the principal amount thereof plus accrued interest, if any. See
                                                        "Description of Offered Securities -- Repurchase."
OPTIONAL REDEMPTION...................................  In the event that the Remarketing Dealer has elected to purchase the
                                                        MOPPRS for remarketing, the MOPPRS are subject to redemption from the
                                                        Remarketing Dealer, in whole but not in part, at the option of the
                                                        Operating Partnership on the Remarketing Date at the Optional
                                                        Redemption Price. After the Remarketing Date, the MOPPRS are subject to redemption by the Operating Partnership, in whole or in part, on substantially the same terms as the Notes may be redeemed as described below. The MOPPRS are not otherwise subject to redemption by the Operating Partnership. The Notes are subject to redemption, in whole or in part, at the option of the Operating Partnership at any time, at a redemption price determined by the Operating Partnership equal to the sum of (i) the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to the redemption date, and (ii) the Make-Whole Amount, if any,

                                      S-7

                                                        with respect to such Notes. See "Description of Offered
                                                        Securities -- Redemption."
INTEREST PAYMENT DATES................................  Interest on the Offered Securities is payable semiannually on
                                                        February 1 and August 1 of each year, commencing August 1, 1998
                                                        (except that the Interest Payment Date otherwise occurring with respect to the MOPPRS on February 1, 2003 will instead occur on the
                                                        Remarketing Date).
RANKING...............................................  The Offered Securities will be senior unsecured obligations of the
                                                        Operating Partnership and will rank PARI PASSU with each other and all other unsecured and unsubordinated indebtedness of the Operating
                                                        Partnership and will be effectively subordinated to all secured indebtedness of the Operating Partnership. As of September 30, 1997,
                                                        the Operating Partnership had outstanding $390.8 million of unsecured, unsubordinated indebtedness and $258.4 million of secured indebtedness. On a pro forma basis as of September 30, 1997, after giving effect to the completion of this Offering, the Concurrent
                                                        Common Stock Offering and other offerings and transactions described in "Selected Financial Data" herein, the Operating Partnership would have had outstanding $556.8 million of unsecured, unsubordinated indebtedness, $379.7 million of secured indebtedness and $1.8 billion in unencumbered assets.
USE OF PROCEEDS.......................................  The net proceeds to the Operating Partnership from the Offering will be used to pay down a portion of the indebtedness currently outstanding on the Revolving Loans. See "Use of Proceeds."
LIMITATIONS ON INCURRENCE OF
  INDEBTEDNESS........................................  The Offered Securities contain various covenants, including the following:
                                                        (1) The Operating Partnership will not incur any Debt, if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Operating Partnership is greater than 60% of the sum of (i) Total Assets as of the end of the Operating
                                                        Partnership's fiscal quarter ended immediately prior to the incurrence of such Debt and (ii) the increase in Total Assets since the end of such quarter, including any increase in Total Assets resulting from the incurrence of such additional Debt (such increase, together with the Total Assets, is referred to as "Adjusted Total
                                                        Assets"). On a pro forma basis, such percentage would have been 34%
                                                        of Adjusted Total Assets as of September 30, 1997.
                                                        (2) The Operating Partnership will not incur any Secured Debt if, after giving effect thereto, the aggregate amount of all outstanding
                                                        Secured Debt is greater than 40% of Adjusted Total Assets. On a pro forma basis, such percentage would have been 14% of Adjusted Total
                                                        Assets as of September 30, 1997.
                                                        (3) The Operating Partnership will not incur any Debt if the
                                                        Consolidated Income Available for Debt Service for the four consecutive fiscal quarters most recently ended prior to the date of the incurrence of such Debt, on a pro forma basis, would be less than
                                                        1.5 times the Annual Service Charge on all Debt outstanding immediately after the incurrence of such additional

                                      S-8

                                                        Debt. On a pro forma basis, Consolidated Income Available for Debt
                                                        Service would have been 3.5 times the Annual Service Charge on all
                                                        Debt as of September 30, 1997.
                                                        (4) The Operating Partnership will maintain Total Unencumbered Assets of not less than 200% of the aggregate outstanding principal amount of Unsecured Debt. On a pro forma basis, Total Unencumbered Assets would have been 323% of the aggregate outstanding principal amount of
                                                        Unsecured Debt as of September 30, 1997.
                                                        For certain defined terms and additional covenants, see "Description of Debt Securities -- Certain Covenants" in the accompanying
                                                        Prospectus.

                           THE OPERATING PARTNERSHIP
GENERAL
     The Operating Partnership is managed by its general partner, the Company, a self-administered and self-managed equity REIT that began operations through a predecessor in 1978. The Operating Partnership is one of the largest owners and operators of suburban office and industrial properties in the Southeast. As of December 31, 1997, the Operating Partnership owned 342 office properties and 139 industrial (including 73 service center) properties encompassing approximately
30.7 million rentable square feet.
     At December 31, 1997, the Properties were 94% leased to approximately 3,100 tenants. An additional 32 properties (the "Development Projects"), which will encompass approximately 3.3 million rentable square feet, were under development as of December 31, 1997 in North Carolina, Florida, Virginia, Tennessee, Georgia, Maryland and South Carolina. The Operating Partnership also owns 729 acres (and has agreed to purchase an additional 472 acres) of Development Land. The Development Land is zoned and available for office and/or industrial development; substantially all of the Development Land has utility infrastructure already in place.
     The Operating Partnership conducts substantially all of the Company's operations, and the Company's ownership interest in the Operating Partnership represents substantially all of the Company's assets. The Operating Partnership is controlled by the Company, as its sole general partner, which owns approximately 82% of the Common Units in the Operating Partnership. The remaining Common Units are owned by limited partners (including certain officers and directors of the Company). Other than Common Units held by the Company, each Common Unit may be redeemed by the holder thereof for the cash value of one share of Common Stock or, at the Company's option, one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Common Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.
     In addition to owning the Properties, the Development Projects and the Development Land, the Operating Partnership provides leasing, property management, real estate development, construction and miscellaneous tenant services for its properties as well as for third parties. The Operating Partnership conducts its third-party fee-based services through Highwoods Tennessee Properties, Inc., a wholly owned subsidiary of the Company, and Highwoods Services, Inc., a subsidiary of the Operating Partnership.
     The Operating Partnership was formed in North Carolina in 1994. The Operating Partnership's executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and its telephone number is (919) 872-4924. The Operating Partnership also maintains regional offices in Winston-Salem, Greensboro and Charlotte, North Carolina; Richmond, Virginia; Baltimore, Maryland; Nashville and Memphis, Tennessee; Atlanta, Georgia; Tampa, Boca Raton, Tallahassee and Jacksonville, Florida; and South Florida.
OPERATING STRATEGY
     The Operating Partnership believes that it will continue to benefit from the following factors:
     DIVERSIFICATION. Since the IPO in 1994, the Operating Partnership has significantly reduced its dependence on any particular market, property type or tenant. At the time of the IPO, the Operating Partnership's portfolio consisted almost exclusively of office properties in the Research Triangle. As of December 31, 1997, the Operating Partnership's in-service portfolio had expanded from 41 North Carolina properties (40 of which were in the Research Triangle) to 481 properties in 19 markets concentrated in the Southeast. Based on December 1997 results, approximately 32% of the rental revenue from the Properties is derived from properties in North Carolina (18% in the Research Triangle).
     In October 1997, the Operating Partnership significantly expanded its Florida operations through its business combination with ACP. In February 1997, the Operating Partnership made a significant investment in the suburban Atlanta market with the acquisition of the Century Center Office Park and a business combination with Anderson Properties, Inc. The Operating Partnership first entered the Atlanta market, as well as four markets in Florida and six other markets, through its September 1996 merger with Crocker Realty Trust, Inc. ("Crocker"). Prior to its merger with Crocker, the Operating Partnership expanded into Winston-Salem/Greensboro, North Carolina (the "Piedmont Triad") and Charlotte, North Carolina through a merger with Forsyth Properties, Inc. ("Forsyth") and also completed significant business combinations in Richmond, Virginia and Nashville, Tennessee. The Operating Partnership has focused on markets that, like the Research Triangle, have strong demographic and economic characteristics.
                                      S-10

     The Operating Partnership's strategy has been to assemble a portfolio of properties that enables the Operating Partnership to offer buildings with a variety of cost, tenant finish and amenity choices that satisfy the facility needs of a wide range of tenants seeking commercial space. This strategy led, in part, to the Operating Partnership's combination with Forsyth in February 1995, which added industrial and service center properties (as well as additional office properties) to its suburban office portfolio. Based on December 1997 results, approximately 91% of the Operating Partnership's rental revenue is derived from office properties and 9% is derived from industrial properties.
     The Operating Partnership has also reduced its dependence on any particular tenant or tenants in any particular industry. Its tenants represent a diverse cross-section of the economy. As of December 31, 1997, the 20 largest tenants of the Properties represented approximately 21.3% of the combined rental revenue from the Properties, and the largest single tenant accounted for approximately 3.7% of such revenue. See "The Properties."
     ACQUISITION AND DEVELOPMENT OPPORTUNITIES. The Operating Partnership seeks to acquire suburban office and industrial properties at prices below replacement cost that offer attractive returns, including acquisitions of underperforming, high quality properties in situations offering opportunities for the Operating Partnership to improve such properties' operating performance. The Operating Partnership will also continue to engage in the selective development of office and industrial projects, primarily in suburban business parks, and intends to focus on build-to-suit projects and projects where the Operating Partnership has identified sufficient demand. In build-to-suit development, the building is significantly pre-leased to one or more tenants prior to construction. Build-to-suit projects often foster strong long-term relationships between the Operating Partnership and the tenant, creating future development opportunities as the facility needs of the tenant increase.
     The Operating Partnership believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. The Operating Partnership has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from the Company's private and public equity offerings, its $430 million aggregate amount of Revolving Loans, other bank and institutional borrowings and the issuance of Common Units. Frequently, the Operating Partnership acquires properties through the exchange of Common Units in the Operating Partnership for the property owner's equity in the acquired properties. As discussed above, each Common Unit received by these property owners is redeemable for cash from the Operating Partnership or, at the Company's option, shares of Common Stock. In connection with these transactions, the Operating Partnership may also assume outstanding indebtedness associated with the acquired properties. The Operating Partnership believes that this acquisition method may enable it to acquire properties at attractive prices from property owners wishing to enter into tax-deferred transactions. To date, Common Units have constituted all or part of the consideration for 235 properties comprising 16.4 million rentable square feet. As of December 31, 1997, only 1,200 Common Units had been redeemed for cash, totaling $35,000.
     Another advantage is the Operating Partnership's commercially zoned and unencumbered Development Land in existing business parks. The Operating Partnership owns 729 acres (and has agreed to purchase an additional 472 acres) of Development Land, substantially all of which has utility infrastructure already in place.
     The Operating Partnership's development and acquisition activities also benefit from its local market presence and knowledge. The Operating Partnership's property-level officers have on average over 18 years of real estate experience in their respective markets. Because of this experience, the Operating Partnership is in a better position to evaluate acquisition and development opportunities. In addition, the Operating Partnership's relationships with its tenants and those tenants at properties for which it conducts third-party fee based services may lead to development projects when these tenants or their affiliates seek new space. Also, its relationships with other property owners for whom it provides third-party management services generate acquisition opportunities.
     MANAGED GROWTH STRATEGY. The Operating Partnership's strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As the Operating Partnership has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, the Operating Partnership has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately three-quarters of the rentable square footage of the Properties has been developed by the Operating Partnership or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed these Properties prior to their acquisition by the Operating Partnership.
                                      S-11

     EFFICIENT, CUSTOMER SERVICE-ORIENTED ORGANIZATION. The Operating Partnership provides a complete line of real estate services to its tenants and third parties. The Operating Partnership believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of the Operating Partnership's capabilities and resources provides it with market information not generally available. The Operating Partnership believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.
     FLEXIBLE AND CONSERVATIVE CAPITAL STRUCTURE. The Operating Partnership is committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and
(iii) promotes future earnings growth.
     The Company and the Operating Partnership have demonstrated a strong and consistent ability to access the private and public equity and debt markets. Since the IPO, the Company has completed six public offerings (including the Concurrent Common Stock Offering) and two private placements of its Common Stock, one public offering of its Series A Preferred Shares and one public offering of its Series B Preferred Shares, raising total net proceeds of approximately $1.3 billion, which were contributed to the Operating Partnership in exchange for additional partnership interests as required under the Operating Partnership Agreement. On December 2, 1996, the Operating Partnership issued $100 million of 6 3/4% notes due December 1, 2003 and $110 million of 7% notes due December 1, 2006.
     On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POS(SM), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Put Option Notes. The X-POS(SM) bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.
     In addition, the Operating Partnership has two Revolving Loans aggregating $430 million with a syndicate of lenders. As of January 28, 1998, interest on the outstanding balance on the Revolving Loans was payable monthly at a weighted average interest rate of 6.69%.
                              RECENT DEVELOPMENTS
RECENT ACQUISITIONS
     BUSINESS COMBINATION WITH ASSOCIATED CAPITAL PROPERTIES, INC. In October of 1997, the Operating Partnership completed a business combination with ACP and acquired a portfolio of 84 office properties located in Florida. The ACP Transaction involved 84 office properties encompassing 6.4 million rentable square feet and approximately 50 acres of land for development with a build-out capacity of 1.9 million square feet. At December 31, 1997, the ACP Properties were approximately 92% leased to approximately 1,100 tenants including IBM, the state of Florida, Prudential, Price Waterhouse, AT&T, GTE, Prosource, Lockheed Martin, NationsBank and Accustaff. Seventy-nine of the ACP Properties are located in suburban submarkets, with the remaining properties located in the central business districts of Orlando, Jacksonville and West Palm Beach.
     The cost of the ACP Transaction was valued at $617 million and consisted of the issuance of 2,955,238 Common Units (valued at $32.50 per Common Unit), the assumption of approximately $481 million of mortgage debt ($391 million of which was paid off by the Operating Partnership on the date of closing), the issuance of 117,617 shares of Common Stock (valued at $32.50 per share), a capital expense reserve of $11 million and a cash payment of approximately $24 million. All Common Units and Common Stock issued in the transaction are subject to restrictions on transfer or redemption that will expire over a three-year period. All lockup restrictions on the transfer of such Common Units or Common Stock issued to ACP and its affiliates expire in the event of a change of control of the Company or a material adverse change in the financial condition of the Company. Such restrictions also expire if James R. Heistand, the former president of ACP, is not appointed or elected as a director of the Company by October 7, 1998. Also in connection with the ACP Transaction, the Company issued to certain affiliates of ACP warrants to purchase 1,479,290 shares of the Common Stock at $32.50 per share, exercisable after October 1, 2002.
                                      S-12

     Upon completion of the ACP Transaction, Mr. Heistand became a regional vice president of the Operating Partnership responsible for its Florida operations and became an advisory member of the Company's investment committee. Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the investment committee this year. Mr. Heistand has over 19 years of commercial real estate experience in Florida. Over 100 employees of ACP have joined the Operating Partnership, including the two other members of ACP's senior management team, Allen C. de Olazarra and Dale Johannes.
     RIPARIUS TRANSACTION. In closings on December 23, 1997 and January 8, 1998, the Operating Partnership completed a business combination with Riparius Development Corporation in Baltimore, Maryland involving the acquisition of a portfolio of five office properties encompassing 369,000 square feet, two office development projects encompassing 235,000 square feet, 11 acres of development land and 101 additional acres of development land to be acquired over the next three years (the "Riparius Transaction"). As of December 31, 1997, the in-service properties acquired in the Riparius Transaction were 99% leased. The cost of the Riparius Transaction consisted of a cash payment of $43.6 million. In addition, the Operating Partnership has assumed the two office development projects with an anticipated cost of $26.2 million expected to be paid in 1998, and will pay out $23.9 million over the next three years for the 101 additional acres of development land.
     OTHER RECENT ACQUISITIONS. In addition to the properties acquired in the ACP Transaction and the Riparius Transaction, the Operating Partnership acquired 21 office properties encompassing approximately 1.9 million rentable square feet and one office re-development project comprising 309,000 square feet for an aggregate of $196.0 million during the fourth quarter of 1997.
PENDING ACQUISITIONS
     BUSINESS COMBINATION WITH J.C. NICHOLS COMPANY. On December 22, 1997, the Company entered into the Merger Agreement pursuant to which the Company would acquire J.C. Nichols, a publicly traded Kansas City real estate operating company, with the view that the Operating Partnership would combine its property operations with J.C. Nichols. J.C. Nichols is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission.
     J.C. Nichols owns or has an ownership interest in 27 office properties encompassing approximately 1.5 million rentable square feet, 13 industrial properties encompassing approximately 337,000 square feet, 33 retail properties encompassing approximately 2.5 million rentable square feet and 16 multifamily communities with 1,816 apartment units in Kansas City, Missouri and Kansas. Additionally, J.C. Nichols has an ownership interest in 21 office properties encompassing approximately 1.3 million rentable square feet, one industrial property encompassing approximately 200,000 rentable square feet and one multifamily community with 418 apartment units in Des Moines, Iowa. As of December 31, 1997, the properties to be acquired in the J.C. Nichols Transaction were 95% leased.
     Consummation of the J.C. Nichols Transaction is subject, among other things, to the approval of 66 2/3% of the shareholders of J.C. Nichols. Under the terms of the Merger Agreement, the Company would acquire all of the outstanding J.C. Nichols Common Stock. Under the Merger Agreement, J.C. Nichols shareholders may elect to receive either 1.84 shares of Common Stock or $65 in cash for each share of J.C. Nichols Common Stock. However, the cash payment to J.C. Nichols shareholders cannot exceed 40% of the total consideration and the Company may limit the amount of Common Stock issued to 75% of the total consideration. The exchange ratio is fixed and reflects the average closing price of the Common Stock over the 20 trading days preceding the effective date of the Merger Agreement. The cost of the J.C. Nichols Transaction under the Merger Agreement is approximately $570 million, including assumed debt of approximately $250 million, net of cash of approximately $65 million. If J.C. Nichols enters into a business combination with a third party or otherwise terminates the J.C. Nichols Transaction, such third party or J.C. Nichols may be required to pay the Company a break-up fee of up to $14.7 million plus expenses of $2.5 million. Under certain other circumstances, if the J.C. Nichols Transaction is terminated, the terminating party may be required to pay expenses of $2.5 million to the non-terminating party.
     No assurance can be given that all or part of the J.C. Nichols Transaction will be consummated or that, if consummated, it will follow the terms set forth in the Merger Agreement. As of the date hereof, certain third parties have expressed an interest to J.C. Nichols and/or certain of its shareholders in purchasing all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share. No assurance can be given that a third party will not
                                      S-13
make an offer to J.C. Nichols or its shareholders to purchase all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share or that the board of directors of J.C. Nichols would reject any such offer.
     The properties to be acquired in the J.C. Nichols Transaction include the Country Club Plaza in Kansas City, which covers 15 square blocks and includes
1.0 million square feet of retail space, 1.1 million square feet of office space and 462 apartment units. As of December 31, 1997, the Country Club Plaza was approximately 96% leased. The Country Club Plaza is presently undergoing a $62 million expansion and restoration expected to add 800,000 square feet of retail, office, hotel and residential space. Additionally, the Operating Partnership intends to implement an additional $240 million of development in the Country Club Plaza previously planned by J.C. Nichols.
     Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would succeed to the interests of J.C. Nichols in a strategic alliance with Kessinger/Hunter & Company, Inc. ("Kessinger/Hunter") pursuant to which Kessinger/Hunter manages and leases the office, industrial and retail properties presently owned by J.C. Nichols in the greater Kansas City metropolitan area. J.C. Nichols currently has a 30% ownership interest in the strategic alliance with Kessinger/Hunter and has two additional options to acquire up to a 65% ownership interest in the strategic alliance. Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would also succeed to the interests of J.C. Nichols in a strategic alliance with R&R Investors, Ltd. pursuant to which R&R Investors, Ltd. manages and leases the properties in which J.C. Nichols has an ownership interest in Des Moines. J.C. Nichols has an ownership interest of 50% or more in each of the properties in Des Moines with R&R Investors, Ltd. or its principal.
     Assuming completion of the J.C. Nichols Transaction, J.C. Nichols would retain its name and operate as a division, Barrett Brady, president and chief executive officer of J.C. Nichols, would become a senior vice president of the Operating Partnership responsible for its Midwest operations and approximately 100 employees of J.C. Nichols would be expected to join the Operating Partnership. In addition, the Company would expand its board of directors to include one independent director selected by J.C. Nichols.
     GARCIA TRANSACTION. The Operating Partnership has entered into an agreement to acquire 14 office properties encompassing 787,000 rentable square feet, six service center properties encompassing 471,000 square feet and 66 acres of development land in Tampa, Florida. As of December 31, 1997, the properties to be acquired in the Garcia Transaction were 92% leased. The cost of the Garcia Transaction will consist of a cash payment of approximately $87 million and the assumption of approximately $24 million in secured debt. Although the Garcia Transaction is expected to close by February 2, 1998, no assurance can be given that all or part of the transaction will be consummated.
     OTHER ACQUISITION ACTIVITY. The Operating Partnership's investment committee continually evaluates potential acquisition opportunities in both its existing markets and in new markets. Accordingly, at any particular time, the Operating Partnership is likely to be involved in negotiations (at various stages) to acquire one or more properties or portfolios.
FINANCING ACTIVITIES AND LIQUIDITY
     Set forth below is a summary description of the recent financing activities of the Operating Partnership and the Company:
     CONCURRENT COMMON STOCK OFFERING. On January 27, 1998, the Company sold 2,000,000 shares of Common Stock in an underwritten public offering (the "Concurrent Common Stock Offering") for net proceeds of approximately $68.2 million.
     OCTOBER 1997 OFFERING. On October 1, 1997, the Company sold 7,500,000 shares of Common Stock in an underwritten public offering for net proceeds of approximately $249 million. The underwriters exercised a portion of their over-allotment option for 1,000,000 shares of Common Stock on October 6, 1997, raising additional net proceeds of $33.2 million (together with the sale on October 1, 1997, the "October 1997 Offering.")
     SERIES B PREFERRED OFFERING. On September 25, 1997, the Company sold 6,900,000 Series B Preferred Shares for net proceeds of approximately $166.9 million (the "Series B Preferred Offering"). Dividends on the Series B Preferred Shares are cumulative from the date of original issuance and are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 1997, at the rate of 8% of the $25 liquidation preference per annum (equivalent to $2.00 per annum per share). The Series B Preferred Shares are not redeemable prior to September 25, 2002.
                                      S-14

     AUGUST 1997 OFFERING. On August 28, 1997, the Company entered into two transactions with affiliates of Union Bank of Switzerland (the "August 1997 Offering"). In one transaction, the Company sold 1,800,000 shares of Common Stock to UBS Limited for net proceeds of approximately $57 million. In the other transaction, the Company entered into a forward share purchase agreement (the "Forward Contract") with Union Bank of Switzerland, London Branch ("UBS/LB"). The Forward Contract generally provides that if the price of a share of Common Stock is above $32.14 (the "Forward Price") on August 28, 1998, UBS/LB will return the difference (in shares of Common Stock) to the Company. Similarly, if the price of a share of Common Stock on August 28, 1998 is less than the Forward Price, the Company will pay the difference to UBS/LB in cash or shares of Common Stock, at the Company's option.
     X-POS(SM) OFFERING. On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POS(SM), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Put Option Notes. The X-POS(SM) bear an interest rate of 7.19%, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004. The issuance of the Put Option Notes and the related put option is referred to herein as the "X-POS(SM) Offering."
     PRO FORMA CAPITALIZATION. Assuming completion of the ACP Transaction, the October 1997 Offering, the Selected Fourth Quarter 1997 Transactions (as defined in "Selected Financial Data"), the Garcia Transaction, the Concurrent Common Stock Offering and this Offering, the Operating Partnership's pro forma debt and pro forma capitalization as of September 30, 1997 would have totaled approximately $937 million and $2.7 billion, respectively, and pro forma debt would have represented approximately 28% of total market capitalization. The pro forma fixed charge coverage ratio for the nine months ended September 30, 1997 would have equaled 2.44x.
                                      S-15

DEVELOPMENT ACTIVITY
     The Operating Partnership has 32 properties under development in nine markets totaling approximately 3.3 million rentable square feet. The following table summarizes these Development Projects as of December 31, 1997:

                                                                    RENTABLE    ESTIMATED     COST AT   PRE-LEASING  ESTIMATED
                     NAME                           LOCATION       SQUARE FEET    COSTS       12/31/97  PERCENTAGE*  COMPLETION
----------------------------------------------- -----------------  -----------  ---------     --------  -----------  ----------
                                                                                (DOLLARS IN THOUSANDS)
OFFICE PROPERTIES:
Ridgefield III                                  Asheville              57,000   $   5,485     $  1,638        0%        2Q98
2400 Century Center                             Atlanta               135,000      16,195        6,527        0         2Q98
10 Glenlakes                                    Atlanta               254,000      35,135        3,360        0         4Q98
Automatic Data Processing                       Baltimore             110,000      12,400        3,367      100         3Q98
Riparius Center at Owings Mills                 Baltimore             125,000      13,800        2,393        0         2Q99
BB&T**                                          Greenville             70,908       5,851           81      100         2Q98
Patewood VI                                     Greenville            107,000      11,360        5,202       19         2Q98
Colonnade                                       Memphis                89,000       9,400        5,592       73         2Q98
Southwind C                                     Memphis                73,703       7,657        1,245       34         4Q98
Harpeth V                                       Nashville              65,300       6,900        3,108       47         1Q98
Lakeview Ridge II                               Nashville              61,300       6,000        2,879       70         1Q98
Southpointe                                     Nashville             103,700      10,878        4,254       26         2Q98
Concourse Center One                            Piedmont Triad         85,500       8,415           --        0         1Q99
RMIC                                            Piedmont Triad         90,000       7,650        3,971      100         2Q98
Clintrials                                      Research Triangle     178,000      21,490       12,034      100         2Q98
Situs II                                        Research Triangle      59,300       5,857        1,218        0         2Q98
Highwoods Centre                                Research Triangle      76,000       8,327          960       36         3Q98
Overlook                                        Research Triangle      97,000      10,307        1,083        0         4Q98
Red Oak                                         Research Triangle      65,000       6,394          568        0         3Q98
Rexwoods V                                      Research Triangle      60,507       7,444        5,894       70         1Q98
Markel-American                                 Richmond              106,200      10,650        5,226       52         2Q98
Highwoods V                                     Richmond               67,200       6,620        1,096      100         2Q98
Interstate Corporate Center**                   Tampa                 309,000       8,600           40       23         4Q98
Intermedia (Sabal) Phase I                      Tampa                 120,500      12,500        1,331      100         4Q98
Intermedia (Sabal) Phase II                     Tampa                 120,500      13,000          662      100         1Q00
                                                                   -----------  ---------     --------      ---
  OFFICE TOTAL OR WEIGHTED AVERAGE                                  2,686,618   $ 268,315     $ 73,729       43%
                                                                  ============= =========    ==========     =====

INDUSTRIAL PROPERTIES:
Chastain II & III                               Atlanta               122,000   $   4,686     $  1,359        0%        3Q98
Newpoint                                        Atlanta               118,800       4,660        3,224       20         1Q98
Tradeport 1                                     Atlanta                87,000       3,070        1,608        0         1Q98
Tradeport 2                                     Atlanta                87,000       3,070        1,608        0         1Q98
Air Park South Warehouse I                      Piedmont Triad        100,000       2,929          545       90         1Q98
Airport Center II                               Richmond               70,200       3,197        2,732       54         1Q98
                                                                   -----------  ---------     --------      ---
  INDUSTRIAL TOTAL OR WEIGHTED AVERAGE                                585,000   $  21,612     $ 11,076       26%
                                                                   ===========  =========     =========    =====

  TOTAL OR WEIGHTED AVERAGE OF ALL DEVELOPMENT
     PROJECTS                                                       3,271,618   $ 289,927     $ 84,805       40%
                                                                   ===========  =========     =========    =====

SUMMARY BY ESTIMATED COMPLETION DATE:
  First Quarter 1998                                                  650,107   $  37,270     $ 21,598       41%
  Second Quarter 1998                                               1,063,308     111,436       46,839       54
  Third Quarter 1998                                                  373,000      31,807        6,254       37
  Fourth Quarter 1998                                                 854,203      74,199        7,059       25
  First Quarter 1999                                                   85,500       8,415           --        0
  Second Quarter 1999                                                 125,000      13,800        2,393        0
  First Quarter 2000                                                  120,500      13,000          662      100
                                                                   -----------  ---------     --------      ---
                                                                    3,271,618   $ 289,927     $ 84,805       40%
                                                                   ===========  ==========    =========    =====


---------------
 * Includes letters of intent
** Redevelopment projects
                                      S-16

                                 THE PROPERTIES
GENERAL
     As of December 31, 1997, the Operating Partnership owned 342 office properties and 139 industrial properties located in 19 markets concentrated in the Southeast. The office properties are generally mid-rise and single-story suburban office buildings. The industrial properties include 66 warehouse and bulk distribution facilities and 73 service center properties. The service center properties have varying amounts of office finish (usually at least 33%) and their rents vary accordingly. The service center properties are suitable for office, retail, light industrial and warehouse uses. In the aggregate, management developed 171 of the 481 Properties. The Operating Partnership provides management and leasing services for 465 of the 481 Properties.
     The following table sets forth certain information about the Properties at December 31, 1997 in each of the Operating Partnership's 19 markets:

                                                                                           PERCENT OF
                                                                                             TOTAL
                                                                               RENTABLE     RENTABLE     ANNUALIZED
                                     OFFICE       INDUSTRIAL       TOTAL        SQUARE       SQUARE        RENTAL
                                   PROPERTIES   PROPERTIES (1)   PROPERTIES      FEET         FEET      REVENUE (2)
                                   ----------   --------------   ----------   ----------   ----------   ------------
Research Triangle, NC...........        69              4             73       4,686,120       15.2%    $ 65,314,092
Atlanta, GA.....................        39             31             70       4,824,831       15.5       44,200,033
Tampa, FL.......................        42             --             42       2,904,587        9.5       41,772,977
Piedmont Triad, NC..............        34             79            113       4,738,992       15.3       36,779,925
South Florida...................        27             --             27       2,384,044        7.8       36,511,089
Nashville, TN...................        15              3             18       1,821,485        5.9       27,183,735
Orlando, FL.....................        30             --             30       1,990,148        6.5       23,756,539
Jacksonville, FL................        16             --             16       1,465,139        4.8       17,367,432
Charlotte, NC...................        15             16             31       1,428,590        4.7       15,158,758
Richmond, VA....................        20              2             22       1,278,726        4.2       14,348,878
Greenville, SC..................         8              2             10       1,001,641        3.3       11,051,150
Memphis, TN.....................         9             --              9         606,549        2.0       10,033,045
Baltimore, MD...................         5             --              5         364,434        1.2        7,837,121
Columbia, SC....................         7             --              7         423,738        1.4        5,553,603
Tallahassee, FL.................         1             --              1         244,676        0.8        3,372,355
Norfolk, VA.....................         2              1              3         265,857        0.9        2,843,389
Birmingham, AL..................         1             --              1         115,289        0.4        1,795,236
Asheville, NC...................         1              1              2         124,177        0.4        1,180,068
Ft. Myers, FL...................         1             --              1          51,831        0.2          509,720
                                       ---            ---            ---      ----------   ----------   ------------
       Total....................       342            139            481      30,720,854      100.0%    $366,569,145
                                       ====           ===            ===      ===========  ==========   ============


                                     PERCENT OF
                                  TOTAL ANNUALIZED
                                   RENTAL REVENUE
                                  ----------------
Research Triangle, NC...........         17.9%
Atlanta, GA.....................         12.2
Tampa, FL.......................         11.4
Piedmont Triad, NC..............         10.0
South Florida...................         10.0
Nashville, TN...................          7.4
Orlando, FL.....................          6.5
Jacksonville, FL................          4.7
Charlotte, NC...................          4.1
Richmond, VA....................          3.9
Greenville, SC..................          3.0
Memphis, TN.....................          2.7
Baltimore, MD...................          2.1
Columbia, SC....................          1.5
Tallahassee, FL.................          0.9
Norfolk, VA.....................          0.8
Birmingham, AL..................          0.5
Asheville, NC...................          0.3
Ft. Myers, FL...................          0.1
                                       ------
       Total....................        100.0%
                                       =======


                                                         OFFICE PROPERTIES    INDUSTRIAL PROPERTIES (1)    TOTAL OR WEIGHTED AVERAGE
                                                         -----------------    -------------------------    -------------------------
Total Annualized Rental Revenue (2)...................     $ 331,936,875             $34,632,270                 $ 366,569,145
Total rentable square feet............................        23,841,565               6,879,289                    30,720,854
Percent leased........................................                94%(3)                  93%(4)                        94%
Weighted average age (years)..........................           12.2(5)                    11.4                          12.0

---------------
(1) Includes 73 service center properties.
(2) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
(3) Includes 47 single-tenant properties comprising 3.4 million rentable square feet and 378,000 rentable square feet leased but not occupied.
(4) Includes 24 single-tenant properties comprising 1.6 million rentable square feet and 27,000 rentable square feet leased but not occupied.
(5) Excludes the Comeau Building, which is a historical building constructed in 1926 and renovated in 1996.
                                      S-17

TENANTS
     As of December 31, 1997, the Properties were leased to approximately 3,100 tenants, which engage in a wide variety of businesses. The following table sets forth information concerning the 20 largest tenants of the Properties as of December 31, 1997:

                                                                                                                     PERCENT OF
                                                                                                                       TOTAL
                                                                                 NUMBER          ANNUALIZED          ANNUALIZED
TENANT                                                                          OF LEASES    RENTAL REVENUE (1)    RENTAL REVENUE
-----------------------------------------------------------------------------   ---------    ------------------    --------------
 1. IBM......................................................................       13          $ 13,546,185             3.7%
 2. Federal Government.......................................................       45            12,059,353             3.3
 3. AT&T.....................................................................       16             6,985,351             1.9
 4. Bell South...............................................................       45             6,340,084             1.7
 5. State of Florida.........................................................       22             5,215,070             1.4
 6. GTE......................................................................        6             2,995,422             0.8
 7. NationsBank..............................................................       21             2,953,191             0.8
 8. First Citizens Bank & Trust..............................................        8             2,887,811             0.8
 9. Bluecross & Blue Shield of South Carolina................................       10             2,554,517             0.7
10. MCI......................................................................       10             2,458,637             0.7
11. Prudential...............................................................       13             2,412,640             0.7
12. Jacobs-Sirrene Engineers, Inc............................................        1             2,235,550             0.6
13. Price Waterhouse.........................................................        3             2,047,953             0.6
14. US Airways...............................................................        4             2,033,940             0.6
15. Alex Brown & Sons........................................................        1             1,943,070             0.5
16. H.L.P. Health Plan of Florida............................................        2             1,913,005             0.5
17. The Martin Agency, Inc...................................................        1             1,863,504             0.5
18. Northern Telecom Inc.....................................................        2             1,849,118             0.5
19. BB&T.....................................................................        4             1,845,501             0.5
20. Clintrials...............................................................        4             1,812,206             0.5
                                                                                   ---       ------------------    --------------
       Total.................................................................      231          $ 77,952,108            21.3%
                                                                                   ====      ==================         =====


---------------
(1) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
LEASE EXPIRATIONS OF THE PROPERTIES
     The following table sets forth scheduled lease expirations for leases in place at the Properties as of December 31, 1997, for each of the next 10 years beginning with the year ended December 31, 1998, assuming no tenant exercises renewal options or is terminated due to default:

                                                                              PERCENTAGE OF
                                                                RENTABLE       TOTAL LEASED                        PERCENTAGE OF
                                                               SQUARE FEET     SQUARE FEET        ANNUALIZED      TOTAL ANNUALIZED
                                                   NUMBER      SUBJECT TO     REPRESENTED BY    RENTAL REVENUE     RENTAL REVENUE
                                                  OF LEASES     EXPIRING         EXPIRING       UNDER EXPIRING     REPRESENTED BY
LEASE EXPIRING                                    EXPIRING       LEASES           LEASES          LEASES (1)      EXPIRING LEASES
-----------------------------------------------   ---------    -----------    --------------    --------------    ----------------
1998...........................................     1,107        5,472,375          19.1%        $ 66,586,351            18.1%
1999...........................................       766        4,359,990          15.3           53,830,301            14.7
2000...........................................       807        4,755,495          16.7           61,416,484            16.8
2001...........................................       471        3,674,386          12.9           50,688,383            13.8
2002...........................................       464        4,291,018          15.1           52,199,700            14.2
2003...........................................        95        1,327,060           4.7           18,953,266             5.2
2004...........................................        60        1,085,193           3.8           17,442,729             4.8
2005...........................................        43          851,618           3.0           10,790,905             2.9
2006...........................................        29        1,044,053           3.7           12,819,041             3.5
2007...........................................        18          535,012           1.9            7,273,331             2.0
Thereafter.....................................        26        1,078,579           3.8           14,568,654             4.0
                                                  ---------    -----------    --------------    --------------         ------
Total..........................................     3,886       28,474,779         100.0%        $366,569,145           100.0%
                                                  =========    ===========   ===============    ==============         =======


---------------
(1) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
                                      S-18

                                   MANAGEMENT
     The following table sets forth certain information with respect to the directors and executive officers of the Company, the general partner of the Operating Partnership:

NAME                        AGE   PRINCIPAL OCCUPATIONS AND OTHER DIRECTORSHIPS
-----------------------     ---   -------------------------------------------------------------------------------------
O. Temple Sloan, Jr.        58    Director and Chairman of the Board of Directors. Mr. Sloan is a founder of the predecessor of the Company. Mr. Sloan is a director of NationsBank, N.A. Mr. Sloan also serves as chairman of General Parts, Inc., a nationwide distributor of automobile replacement parts, which he founded.
Ronald P. Gibson            53    Director, President and Chief Executive Officer. Mr. Gibson is a founder of the
                                  Company and has served as president or managing partner of its predecessor since its formation in 1978.
John L. Turner              51    Director, Vice Chairman of the Board of Directors and Chief Investment Officer. Mr.
                                  Turner co-founded Forsyth's predecessor in 1975.
John W. Eakin               43    Director and Senior Vice President. Mr. Eakin is responsible for operations in
                                  Tennessee and Alabama. Mr. Eakin was the founder and president of Eakin & Smith, Inc.
                                  prior to its merger with the Company.
Gene H. Anderson            52    Director and Senior Vice President. Mr. Anderson manages the operations of the
                                  Company's Georgia properties. Mr. Anderson was the founder and president of Anderson
                                  Properties, Inc. prior to its merger with the Company.
William T. Wilson III       43    Director. Mr. Wilson served as executive vice president of the Company from February
                                  1995 until June 1997. Mr Wilson joined Forsyth in 1982 and served as its president from 1993 until its merger with the Company.
Thomas W. Adler             57    Director. Mr. Adler is a principal of Cleveland Real Estate Partners, a fee-based real estate service company. Mr. Adler has served as a member of the executive committee and board of governors of the National Association of Real Estate
                                  Investment Trusts ("NAREIT") and he was national president in 1990 of the Society of
                                  Industrial and Office Realtors.
William E. Graham, Jr.      68    Director. Mr. Graham is a lawyer in private practice with the firm of Hunton &
                                  Williams. Mr. Graham was a board member, vice chairman and general counsel of
                                  Carolina Power & Light Company. Mr. Graham serves on the Raleigh board of directors of NationsBank and the board of directors of BB&T Mutual Funds Group.
L. Glenn Orr, Jr.           57    Director. Mr. Orr is a director of Southern National Corporation and was its chairman of the board of directors, president and chief executive officer prior to its merger with Branch Banking and Trust.
Willard H. Smith Jr.        61    Director. Mr. Smith was a managing director of Merrill Lynch. Mr. Smith is a member of the board of directors of Cohen & Steers Realty Shares, Cohen & Steers Realty
                                  Income Fund, Cohen & Steers Special Equity Fund, Inc., Cohen & Steers Total Return
                                  Realty Fund, Cohen & Steers Equity Income Fund, Essex Property Trust, Inc., Realty
                                  Income Corporation and Willis Lease Financial Corporation.

                                      S-19

NAME                        AGE   PRINCIPAL OCCUPATIONS AND OTHER DIRECTORSHIPS
-----------------------     ---   -------------------------------------------------------------------------------------
Stephen Timko               69    Director. Mr. Timko joined the Board of Directors in February 1995 in connection with the Company's acquisition of Research Commons. He has served as associate vice president of financial affairs for Temple University.
James R. Heistand           45    Senior Vice President. Mr. Heistand is responsible for operations in Florida and is an advisory member of the Company's investment committee. Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the investment committee this year. Mr. Heistand was the founder and president of ACP prior to its merger with the Company.
Edward J. Fritsch           39    Executive Vice President, Chief Operating Officer and Secretary. Mr. Fritsch joined the Company in 1982.
Carman J. Liuzzo            36    Vice President, Chief Financial Officer and Treasurer. Prior to joining the Company,
                                  Mr. Liuzzo was vice president and chief accounting officer for Boddie-Noell
                                  Enterprises, Inc. and Boddie-Noell Restaurant Properties, Inc. Mr. Liuzzo is a
                                  certified public accountant.
Mack D. Pridgen, III        48    Vice President and General Counsel. Prior to joining the Company, Mr. Pridgen was a partner with Smith Helms Mulliss & Moore, L.L.P.

                                USE OF PROCEEDS
     The net cash proceeds to the Operating Partnership from the sale of the Offered Securities are expected to be approximately $226.3 million. The Operating Partnership expects to use the net proceeds to pay down approximately $226.3 million of indebtedness currently outstanding on its Revolving Loans. Interest accrues on borrowings under a $280 million Revolving Loan at an average rate of LIBOR plus 100 basis points and under a $150 million Revolving Loan at an average rate of LIBOR plus 90 basis points. Interest on the outstanding balance on the Revolving Loans as of January 28, 1998 was payable monthly at a weighted average interest rate of 6.69%. An affiliate of NationsBanc Montgomery Securities LLC, one of the Underwriters, is a lender and agent under the Revolving Loans and will receive a portion of the proceeds from the sale of the Offered Securities. See "Underwriting."
                                      S-20

                                 CAPITALIZATION
     The following table sets forth the capitalization of the Operating Partnership (i) as of September 30, 1997 and (ii) on a pro forma basis assuming that the issuance and sale of the Offered Securities and the application of the net proceeds therefrom as described under "Use of Proceeds," the October 1997 Offering, the ACP Transaction, the Selected Fourth Quarter 1997 Transactions (as defined in "Selected Financial Data"), the Garcia Transaction and the Concurrent Common Stock Offering all occurred as of September 30, 1997. The capitalization table should be read in conjunction with the Operating Partnership's financial statements and notes thereto incorporated by reference herein and the historical financial statements and pro forma financial statements and notes thereto included in the Operating Partnership's Current Report on Form 8-K dated January 22, 1998 incorporated by reference herein.

                                                                                                       SEPTEMBER 30, 1997
                                                                                                    ------------------------
                                                                                                    HISTORICAL    PRO FORMA
                                                                                                    ----------    ----------
                                                                                                         (IN THOUSANDS)
Debt:
  Revolving Loans................................................................................   $   59,000    $       --
  Mortgage notes.................................................................................      280,188       401,561
  6 3/4% Notes due 2003..........................................................................      100,000       100,000
  7% Notes due 2006..............................................................................      110,000       110,000
  Exercisable Put Option Notes due 2011 (1)......................................................      100,000       100,000
  7 1/8% Notes due 2008..........................................................................           --       100,000
  6.835% MandatOry Par Put Remarketed Securities due 2013........................................           --       125,000
                                                                                                    ----------    ----------
     Total debt..................................................................................   $  649,188    $  936,561
                                                                                                    ----------    ----------
Redeemable Common Units:
  Class A Common Units...........................................................................   $  239,913    $  345,924
  Class B Common Units (2).......................................................................        6,615         6,615
Partners' Capital:
  Series A Preferred Units.......................................................................      121,809       121,809
  Series B Preferred Units.......................................................................      167,066       167,066
  General Partner Common Units...................................................................        8,341        11,883
  Limited Partner Units..........................................................................      731,589     1,082,361
                                                                                                    ----------    ----------
     Total capitalization........................................................................   $1,924,521    $2,672,219
                                                                                                   ===========    ==========


---------------
(1) On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POS(SM), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Put Option Notes. The X-POS(SM) bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.
(2) Class B Common Units differ from other Common Units in that they are not eligible for cash distributions from the Operating Partnership. The outstanding Class B Common Units will convert to regular Class A Common Units in 25% annual installments commencing one year from the date of issuance. Prior to such conversion, such Common Units will not be redeemable for cash or Common Stock.
                                      S-21

                            SELECTED FINANCIAL DATA
     The following table sets forth selected financial and operating data for the Operating Partnership on a historical and a pro forma basis. The pro forma operating data for the year ended December 31, 1996 has been derived by the application of pro forma adjustments to the Operating Partnership's audited consolidated financial statements incorporated herein by reference and assumes that the following transactions all occurred as of January 1, 1996: (i) the merger with Eakin & Smith, Inc. and its affiliates, (ii) the issuance of 11,500,000 and 250,000 shares of Common Stock (the "Summer 1996 Offerings"),
(iii) the merger with Crocker Realty Trust, Inc., (iv) the issuance of the 6 3/4% Notes due 2003 and the 7% Notes due 2006, (v) the issuance of 2,587,500, 611,626, 344,752 and 137,198 shares of Common Stock (the "December 1996 Offerings"), (vi) the acquisition of Century Center Office Park and an affiliated property portfolio (the "Century Center Transaction"), (vii) the merger with Anderson Properties, Inc. and its affiliates (the "Anderson Transaction"), (viii) the issuance of 125,000 Series A Preferred Shares (the "Series A Preferred Offering"), (ix) the X-POS(SM) Offering, (x) the August 1997 Offering, (xi) the ACP Transaction, (xii) the Series B Preferred Offering,
(xiii) the October 1997 Offering, (xiv) the Selected Fourth Quarter 1997 Transactions, (xv) the Garcia Transaction, (xvi) the Concurrent Common Stock Offering and (xvii) this Offering. The pro forma balance sheet data as of September 30, 1997 has been derived by the application of pro forma adjustments to the Operating Partnership's unaudited consolidated financial statements incorporated herein by reference and assumes that the ACP Transaction, the October 1997 Offering, the Selected Fourth Quarter 1997 Transactions, the Garcia Transaction, the Concurrent Common Stock Offering and this Offering occurred as of September 30, 1997. The pro forma operating data for the nine months ended September 30, 1997 has been derived by the application of pro forma adjustments to the Operating Partnership's unaudited consolidated financial statements incorporated herein by reference and assumes that the Century Center Transaction, the Anderson Transaction, the Series A Preferred Offering, the X-POS(SM) Offering, the August 1997 Offering, the ACP Transaction, the Series B Preferred Offering, the October 1997 Offering, the Selected Fourth Quarter 1997 Transactions, the Garcia Transaction, the Concurrent Common Stock Offering and this Offering occurred as of January 1, 1996. The pro forma information is based upon certain assumptions that are set forth in the notes to the pro forma financial statements incorporated by reference herein. The pro forma financial information is unaudited and is not necessarily indicative of what the financial position and results of operations of the Operating Partnership would have been as of and for the periods indicated, nor does it purport to represent the future financial position and results of operations for future periods.
     "Selected Fourth Quarter 1997 Transactions" include the Riparius Transaction and the following property acquisitions: (i) Winter Circle in Nashville, TN; (ii) the Shelton portfolio in the Piedmont Triad; (iii) NationsBank Plaza in Greenville, SC; (iv) Exchange Plaza in Atlanta, GA; (v) Cypress West in Tampa, FL; (vi) Marnier Square in Tampa, FL; (vii) Zurn in Tampa, FL; and (viii) Avion in Ft. Lauderdale, FL.
     The following information should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and the historical financial statements and pro forma financial statements and notes thereto included in the Operating Partnership's Current Report on Form 8-K dated January 22, 1998 incorporated by reference herein.
                                      S-22

                                                     PRO FORMA
                                                   -------------                                PRO FORMA
                                                    NINE MONTHS        NINE MONTHS ENDED       ------------
                                                       ENDED             SEPTEMBER 30,          YEAR ENDED     YEAR ENDED
                                                   SEPTEMBER 30,   -------------------------   DECEMBER 31,   DECEMBER 31,
                                                       1997           1997          1996           1996           1996
                                                   -------------   -----------   -----------   ------------   ------------
                                                                           (DOLLARS IN THOUSANDS)
OPERATING DATA:
  Total revenue...................................  $   270,559    $   181,951   $    84,078   $   315,053    $   132,302
  Rental property operating expenses (1)..........       86,053         48,995        21,093       118,118         33,657
  General and administrative......................        6,694          6,694         3,787         6,107          5,636
  Interest expense................................       51,154         34,771        13,970        61,325         25,230
  Depreciation and amortization...................       44,018         30,915        12,556        52,845         21,105
                                                   -------------   -----------   -----------   ------------   ------------
  Income before extraordinary item................       82,640         60,576        32,672        76,658         46,674
  Extraordinary item-loss on early extinguishment
    of debt.......................................           --         (5,534)       (2,432)           --         (2,432 )
                                                   -------------   -----------   -----------   ------------   ------------
  Net income......................................       82,640         55,042        30,240        76,658         44,242
  Dividends on preferred units....................      (18,436)        (6,972)           --       (24,581 )           --
                                                   -------------   -----------   -----------   ------------   ------------
  Net income available for Common Units...........  $    64,204    $    48,070   $    30,240   $    52,077    $    44,242
                                                   -------------   -----------   -----------   ------------   ------------
BALANCE SHEET DATA
  (AT END OF PERIOD):
  Real estate, net of accumulated depreciation....  $ 2,597,141    $ 1,717,404   $ 1,307,299   $        --    $ 1,364,606
  Total assets....................................    2,725,479      1,964,889     1,366,244            --      1,429,488
  Total mortgages and notes payable...............      936,561        649,188       597,734            --        555,876
OTHER DATA:
  FFO(2)..........................................      108,222         84,519        45,558       105,332         68,179
  Cash flow provided by (used in) (3)
    Operating activities..........................      128,529         94,242        46,597       131,374         69,878
    Investing activities..........................     (942,741)      (169,015)     (416,097)   (1,532,154 )     (486,626 )
    Financing activities..........................      879,888        238,201       381,046     1,390,121        420,528
  EBIDA (4).......................................      177,812        126,262        59,198       190,828         93,009
  Ratio of earnings to combined fixed charges and
    preferred unit dividends (5)..................         1.82x          2.09x         2.93x         1.55 x         2.55 x
  Ratio of FFO before fixed charges to fixed
    charges (6)...................................         3.19x          3.55x         4.58x         2.82 x         3.92 x
  Number of in-service properties.................          501            369           280           501            292
  Total rentable square
    feet..........................................   31,979,000     21,904,000    16,700,000    31,979,000     17,455,000

                                                     YEAR ENDED
                                                    DECEMBER 31,
                                                        1995
                                                    ------------

OPERATING DATA:
  Total revenue...................................   $   73,522
  Rental property operating expenses (1)..........       17,049
  General and administrative......................        2,737
  Interest expense................................       13,720
  Depreciation and amortization...................       11,082
                                                    ------------
  Income before extraordinary item................       28,934
  Extraordinary item-loss on early extinguishment
    of debt.......................................       (1,068)
                                                    ------------
  Net income......................................       27,866
  Dividends on preferred units....................           --
                                                    ------------
  Net income available for Common Units...........   $   27,866
                                                    ------------
BALANCE SHEET DATA
  (AT END OF PERIOD):
  Real estate, net of accumulated depreciation....   $  593,066
  Total assets....................................      621,134
  Total mortgages and notes payable...............      182,736
OTHER DATA:
  FFO(2)..........................................       40,016
  Cash flow provided by (used in) (3)
    Operating activities..........................       43,169
    Investing activities..........................     (136,032)
    Financing activities..........................       93,443
  EBIDA (4).......................................       53,736
  Ratio of earnings to combined fixed charges and
    preferred unit dividends (5)..................         3.00x
  Ratio of FFO before fixed charges to fixed
    charges (6)...................................         4.31x
  Number of in-service properties.................          191
  Total rentable square
    feet..........................................    9,215,000

---------------
(1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development, and construction expenses.
(2) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate its ability to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to partners. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Operating Partnership's calculation of FFO.
(3) Reflects the Operating Partnership's cash flows and pro forma cash flows from operating, investing and financing activities. Pro forma cash flows from operating activities represents net income plus depreciation of rental properties and amortization of deferred expenses, line of credit fees and the cost of unwinding certain interest rate swap agreements. There are no pro forma adjustments for changes in working capital items. This pro forma cash flow data is not necessarily indicative of what actual cash flows would have been assuming the transactions described in the introduction to the table had been completed as of the beginning of each of the periods presented, nor does it purport to represent cash flows from operating, investing and financing activities for future periods.
(4) EBIDA means earnings before interest expense, depreciation and amortization. EBIDA is computed as income before extraordinary item plus interest expense, depreciation and amortization. The Operating Partnership believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing its operating performance because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate its ability to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBIDA and the trends it depicts, the components of EBIDA, such as rental revenues, rental
                                      S-23
    expenses, real estate taxes and general and administrative expenses, should be considered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the accompanying Prospectus. Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect the Operating Partnership's results of operations and liquidity and should be considered in evaluating its operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or to cash flows as a measure of liquidity.
(5) The ratio of earnings to combined fixed charges and preferred unit dividends is computed as income from operations before extraordinary items plus fixed charges (excluding capitalized interest) divided by fixed charges and preferred unit dividends. Fixed charges and preferred unit dividends consist of interest costs, including amortization and debt discount and deferred financing fees, whether capitalized or expensed, the interest component of rental expense, plus any dividends on outstanding preferred units.
(6) The ratio of FFO before fixed charges to fixed charges is calculated as FFO plus fixed charges (consisting primarily of interest expense), excluding amortization of debt discount and deferred financing fees divided by fixed charges. The Operating Partnership believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of its ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of FFO. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Operating Partnership's calculation of FFO.
                                      S-24

                       DESCRIPTION OF OFFERED SECURITIES
GENERAL
     The 6.835% MandatOry Par Put Remarketed Securities ("MOPPRS") due February 1, 2013 and the 7 1/8% Notes due February 1, 2008 (the "Notes" and, together with the MOPPRS, the "Offered Securities") each constitute a separate series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued under the Indenture, dated as of December 1, 1996, as amended or supplemented from time to time (the "Indenture"), among the Operating Partnership, the Company and First Union National Bank, as trustee (the "Trustee"), which is more fully described in the accompanying Prospectus. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder. The following description of the terms of the Offered Securities supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus. The following summaries of certain provisions of the Offered Securities and the Indenture do not purport to be complete and are qualified in their entirety by reference to the actual provisions of the Offered Securities and the Indenture, including the definitions therein of certain terms. The MOPPRS and the Notes will be senior unsecured obligations of the Operating Partnership and will be limited to $125,000,000 and $100,000,000, respectively, in aggregate principal amount.
     The MOPPRS will bear interest at the annual interest rate of 6.835% per annum to January 31, 2003 (the "Remarketing Date"). If the Remarketing Dealer elects to remarket the MOPPRS, except in the limited circumstances described herein, (i) the MOPPRS will be subject to mandatory tender to the Remarketing Dealer at a price equal to 100% of the principal amount thereof for remarketing on the Remarketing Date, on the terms and subject to the conditions described herein, and (ii) on and after the Remarketing Date, the MOPPRS will bear interest at the rate determined by the Remarketing Dealer in accordance with the procedures set forth below (the "Interest Rate to Maturity"). See " -- Tender of MOPPRS; Remarketing" below.
     The Stated Maturity Date of the MOPPRS is February 1, 2013. The Stated Maturity Date of the Notes is February 1, 2008. Under the circumstances described below, the MOPPRS are subject to redemption by the Operating Partnership from the Remarketing Dealer on the Remarketing Date. See "--Redemption" below. After the Remarketing Date, the MOPPRS are subject to redemption by the Operating Partnership, in whole or in part, on substantially the same terms as the Notes may be redeemed as described below. The Notes are subject to redemption by the Operating Partnership prior to their Stated Maturity Date, in whole or in part, at any time, at the redemption prices set forth herein plus accrued and unpaid interest. See " -- Redemption" below. The Offered Securities will not be subject to any sinking fund.
     If the Remarketing Dealer for any reason does not purchase all tendered MOPPRS on the Remarketing Date or elects not to remarket the MOPPRS, or in certain other limited circumstances described herein, the Operating Partnership will be required to repurchase the MOPPRS from the Beneficial Owners thereof on the Remarketing Date, at 100% of the principal amount thereof plus accrued interest, if any. See " -- Repurchase" below.
     The Offered Securities will bear interest from February 2, 1998, payable semiannually on February 1 and August 1 of each year (each, an "Interest Payment Date"), commencing August 1, 1998 (except that the Interest Payment Date otherwise occurring with respect to the MOPPRS on February 1, 2003 will instead occur on the Remarketing Date), to the persons in whose name the applicable Offered Securities are registered on the 15th calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (each, a "Record Date"). Interest on each series of Offered Securities will be computed on the basis of a 360-day year of twelve 30-day months. "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, executive order or government decree to be closed.
     Interest payable on any Interest Payment Date and at maturity or earlier redemption or repurchase shall be the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid or duly provided for (or from and including February 2, 1998, if no interest has been paid or duly provided for with respect to such Offered Security) to but excluding such Interest Payment Date or the date of maturity or earlier redemption or repurchase, as the case may be. If any Interest Payment Date or the date of maturity or earlier redemption or repurchase of an Offered Security falls on a day that is not a Business Day, the payment shall be made on the next Business Day with the same force and effect as if it were made on the date such payment was due and no interest
                                      S-25
shall accrue on the amount so payable for the period from and after such Interest Payment Date or date of maturity or earlier redemption, as the case may be.
     The Offered Securities will be direct, unsecured and unsubordinated obligations of the Operating Partnership and will rank PARI PASSU with each other and all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. However, the Offered Securities will be effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership. As of September 30, 1997, the Operating Partnership had outstanding $390.8 million of unsecured, unsubordinated indebtedness and $258.4 million of secured indebtedness. On a pro forma basis, after giving effect to the completion of the ACP Transaction, the October 1997 Offering, the Selected Fourth Quarter 1997 Transactions, the Garcia Transaction, the Concurrent Common Stock Offering and this Offering, as of September 30, 1997, the Operating Partnership would have had outstanding $556.8 million of unsecured, unsubordinated indebtedness, $379.7 million of secured indebtedness and $1.8 billion of unencumbered assets.
     The Offered Securities will be issued in denominations of $1,000 and integral multiples thereof.
TENDER OF MOPPRS; REMARKETING
     The following description sets forth the terms and conditions of the remarketing of the MOPPRS, in the event that the Remarketing Dealer elects to purchase the MOPPRS and remarkets the MOPPRS on the Remarketing Date.
     MANDATORY TENDER. Provided that the Remarketing Dealer gives notice to the Operating Partnership and the Trustee on a Business Day not more than 15 nor fewer than five Business Days prior to the Remarketing Date of its intention to purchase the MOPPRS for remarketing (the "Notification Date"), each MOPPRS will be automatically tendered, or deemed tendered, to the Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under " -- Repurchase" or " -- Redemption" below. The purchase price for the tendered MOPPRS to be paid by the Remarketing Dealer will equal 100% of the principal amount thereof. See " -- Notification of Results; Settlement" below. When the MOPPRS are tendered for remarketing, the Remarketing Dealer may remarket the MOPPRS for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale. From and after the Remarketing Date, the MOPPRS will bear interest at the Interest Rate to Maturity. If the Remarketing Dealer elects to remarket the MOPPRS, the obligation of the Remarketing Dealer to purchase the MOPPRS on the Remarketing Date is subject, among other things, to the conditions that, since the Notification Date, no material adverse change in the condition of the Operating Partnership and its subsidiaries, considered as one enterprise, shall have occurred and that no Event of Default, or any event that, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the MOPPRS shall have occurred and be continuing. If for any reason the Remarketing Dealer does not purchase all tendered MOPPRS on the Remarketing Date, the Operating Partnership will be required to repurchase the MOPPRS from the Beneficial Owners thereof at a price equal to the principal amount thereof plus all accrued and unpaid interest, if any, on the MOPPRS to the Remarketing Date. See " -- Repurchase" below.
     The Interest Rate to Maturity shall be determined by the Remarketing Dealer by 3:30 p.m., New York City time, on the third Business Day preceding the Remarketing Date (the "Determination Date") to the nearest one hundred-thousandth (0.00001) of one percent per annum, and will be equal to the sum of 5.715% (the "Base Rate") plus the Applicable Spread (as defined below), which will be based on the Dollar Price (as defined below) of the MOPPRS.
     The "Applicable Spread" will be the lowest bid indication, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate, obtained by the Remarketing Dealer on the Determination Date from the bids quoted by five Reference Corporate Dealers (as defined below) for the full aggregate principal amount of the MOPPRS at the Dollar Price, but assuming (i) an issue date equal to the Remarketing Date, with settlement on such date without accrued interest, (ii) a maturity date equal to the Stated Maturity Date of the MOPPRS, and (iii) a stated annual interest rate equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer. If fewer than five Reference Corporate Dealers bid as described above, then the Applicable Spread shall be the lowest of such bid indications obtained as described above. The Interest Rate to Maturity announced by the Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the Beneficial Owners and Holders of the MOPPRS, the Operating Partnership and the Trustee.
     "Dollar Price" means, with respect to the MOPPRS, the present value, as of the Remarketing Date, of the Remaining Scheduled Payments (as defined below) discounted to the Remarketing Date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined below).
                                      S-26

     "Reference Corporate Dealers" mean leading dealers of publicly traded debt securities of the Operating Partnership in The City of New York (which may include the Remarketing Dealer or one of its affiliates) selected by the Remarketing Dealer.
     "Treasury Rate" means, with respect to the Remarketing Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues (as defined below), assuming a price for the Comparable Treasury Issues (expressed as a percent of its principal amount), equal to the Comparable Treasury Price (as defined below) for such Remarketing Date.
     "Comparable Treasury Issues" means the United States Treasury security or securities selected by the Remarketing Dealer as having an actual or interpolated maturity or maturities comparable to the remaining term of the MOPPRS being purchased.
     "Comparable Treasury Price" means, with respect to the Remarketing Date,
(a) the offer prices for the Comparable Treasury Issues (expressed in each case as a percent of its principal amount) on the Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace Telerate Page 500) or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on such Determination Date, (i) the average of the Reference Treasury Dealer Quotations for such Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets Limited (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer prices specified in (a) above as may replace Dow Jones Markets Limited. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and the Remarketing Date, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer by 3:30 p.m. New York City time, on the Determination Date.
     "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Remarketing Dealer shall substitute therefor another Primary Treasury Dealer.
     "Remaining Scheduled Payments" means, with respect to the MOPPRS, the remaining scheduled payments of the principal thereof and interest thereon, calculated at the Base Rate only, that would be due after the Remarketing Date to and including the Stated Maturity Date; provided, however, that if the Remarketing Date is not an Interest Payment Date with respect to the MOPPRS, the amount of the next succeeding scheduled interest payment thereon, calculated at the Base Rate only, will be reduced by the amount of interest accrued thereon, calculated at the Base Rate only, to the Remarketing Date.
     NOTIFICATION OF RESULTS; SETTLEMENT. Provided the Remarketing Dealer has previously notified the Operating Partnership and the Trustee on the Notification Date of its intention to purchase all tendered MOPPRS on the Remarketing Date, the Remarketing Dealer will notify the Operating Partnership, the Trustee and DTC by telephone, confirmed in writing, by 4:00 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.
     All of the tendered MOPPRS will be automatically delivered to the account of the Trustee, by book-entry through DTC pending payment of the purchase price therefor, on the Remarketing Date.
     The Remarketing Dealer will make or cause the Trustee to make payment to the DTC participant of each tendering Beneficial Owner of MOPPRS, by book-entry through DTC by the close of business on the Remarketing Date against delivery through DTC of such Beneficial Owner's tendered MOPPRS, of 100% of the principal amount of tendered MOPPRS that have been purchased for remarketing by the Remarketing Dealer. If the Remarketing Dealer does not purchase all of the MOPPRS on the Remarketing Date, it will be the obligation of the Operating Partnership to make or cause to be made such payment for the MOPPRS, as described below under " -- Repurchase." In any case, the Operating Partnership will make or cause the Trustee to make payment of interest to each Beneficial Owner of MOPPRS due on the Remarketing Date by book-entry through DTC by the close of business on the Remarketing Date.
                                      S-27

     The transactions described above will be executed on the Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective DTC participants will be debited and credited and the MOPPRS delivered by book-entry as necessary to effect the purchases and sales thereof.
     Transactions involving the sale and purchase of MOPPRS remarketed by the Remarketing Dealer on and after the Remarketing Date will settle in immediately available funds through DTC's Same-Day Funds Settlement System.
     The tender and settlement procedures described above, including provisions for payment by purchasers of MOPPRS in the remarketing or for payment to selling Beneficial Owners of tendered MOPPRS, may be modified to the extent required to facilitate the tender and remarketing of MOPPRS in certificated form, if the book-entry system is no longer available for the MOPPRS at the time of the remarketing. In addition, the Remarketing Dealer may, in accordance with the terms of the Indenture, modify the settlement procedures set forth above in order to facilitate the settlement process.
     As long as DTC's nominee holds the certificates representing any MOPPRS in the book-entry system of DTC, no certificates for such MOPPRS will be delivered by any selling Beneficial Owner to reflect any transfer of such MOPPRS effected in the remarketing. In addition, under the terms of the MOPPRS and the Remarketing Agreement (described below), the Operating Partnership has agreed that, notwithstanding any provision to the contrary set forth in the Indenture,
(i) it will use its best efforts to maintain the MOPPRS in book-entry form with DTC or any successor thereto and to appoint a successor depositary to the extent necessary to maintain the MOPPRS in book-entry form, and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the MOPPRS to be issued in certificated form.
     For further information with respect to transfers and settlement through DTC, see " -- Book-Entry System" below.
     THE REMARKETING DEALER. The Operating Partnership, the Company and the Remarketing Dealer will enter into a Remarketing Agreement in substantially the form described below.
     The Remarketing Dealer will not receive any fees or reimbursement of expenses from the Operating Partnership or the Company in connection with the remarketing.
     The Operating Partnership and the Company will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act, arising out of or in connection with its duties under the Remarketing Agreement.
     In the event that the Remarketing Dealer elects to remarket the MOPPRS as described herein, the obligation of the Remarketing Dealer to purchase MOPPRS from tendering Beneficial Owners of MOPPRS will be subject to several conditions precedent set forth in the Remarketing Agreement that are customary in the Operating Partnership's public offerings, including the conditions that, since the Notification Date, no material adverse change in the condition of the Company or the Operating Partnership and its subsidiaries, considered as one enterprise, shall have occurred and that no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the MOPPRS shall have occurred and be continuing. In addition, the Remarketing Agreement will provide for the termination thereof, or redetermination of the Interest Rate to Maturity, by the Remarketing Dealer on or before the Remarketing Date, upon the occurrence of certain events that are also customary in the Operating Partnership's public securities offerings.
     No Beneficial Owner of any MOPPRS shall have any rights or claims under the Remarketing Agreement or against the Operating Partnership, the Company or the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such MOPPRS.
     The Remarketing Agreement will also provide that the Remarketing Dealer may resign at any time as Remarketing Dealer. Resignation of the Remarketing Dealer shall be effective ten days after the delivery to the Operating Partnership and the Trustee of notice of such resignation, provided such resignation is effective prior to the Notification Date, or on or after the Notification Date, immediately upon the failure of certain conditions described above and as specified in the Remarketing Agreement. In such case, it shall be the sole obligation of the Operating Partnership to appoint a successor Remarketing Dealer.
     The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the MOPPRS. The Remarketing Dealer may exercise any vote or join in any action which any Beneficial Owner of
                                      S-28

MOPPRS may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Operating Partnership or the Company as freely as if did not act in any capacity under the Remarketing Agreement.
REPURCHASE
     In the event that (i) the Remarketing Dealer for any reason does not notify the Operating Partnership of the Interest Rate to Maturity by 4:00 p.m., New York City time, on the Determination Date, or (ii) prior to the Remarketing Date, the Remarketing Dealer has resigned and no successor has been appointed on or before the Determination Date, or (iii) since the Notification Date, a material adverse change in the condition of the Company or the Operating Partnership and its subsidiaries, considered as one enterprise, shall have occurred or an Event of Default, or any event that, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the MOPPRS shall have occurred and be continuing, or any other event constituting a termination event under the Remarketing Agreement shall have occurred, or (iv) the Remarketing Dealer elects not to remarket the MOPPRS, or
(v) the Remarketing Dealer for any reason does not purchase all tendered MOPPRS on the Remarketing Date, the Operating Partnership will repurchase the MOPPRS as a whole on the Remarketing Date, at a price equal to 100% of the principal amount of the MOPPRS plus all accrued and unpaid interest, if any, on the MOPPRS to the Remarketing Date. In any such case, payment will be made by the Operating Partnership to the DTC Participant of each tendering Beneficial Owner of MOPPRS, by book-entry through DTC by the close of business on the Remarketing Date against delivery through DTC of such Beneficial Owner's tendered MOPPRS. REDEMPTION
     THE MOPPRS. If the Remarketing Dealer elects to remarket the MOPPRS on the Remarketing Date, the MOPPRS will be subject to mandatory tender to the Remarketing Dealer for remarketing on such date, in each case subject to the conditions described above under " -- Tender of MOPPRS; Remarketing" and " -- Repurchase" and to the Operating Partnership's right to redeem the MOPPRS from the Remarketing Dealer as described in the next sentence. The Operating Partnership will notify the Remarketing Dealer and the Trustee, not later than the Business Day immediately preceeding the Determination Date, if the Operating Partnership irrevocably elects to exercise its right to redeem the MOPPRS, in whole but not in part, from the Remarketing Dealer on the Remarketing Date at the Optional Redemption Price. The "Optional Redemption Price" shall be the greater of (i) 100% of the principal amount of the MOPPRS and (ii) the sum of the present values of the Remaining Scheduled Payments thereon, as determined by the Remarketing Dealer, discounted to the Remarketing Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus in either case accrued and unpaid interest from the Remarketing Date on the principal amount being redeemed to the date of redemption. If the Operating Partnership elects to redeem the MOPPRS, it shall pay the redemption price therefor in the same-day funds by wire transfer to an account designated by the Remarketing Dealer on the Remarketing Date.
     Provided that the MOPPRS have not been repurchased or redeemed as described above, following the remarketing of MOPPRS, the Operating Partnership will have the right to redeem the MOPPRS from the Beneficial Owners thereof on substantially the same terms as the Notes may be redeemed as described below. Interest on the MOPPRS upon the remarketing thereof shall be calculated at the Interest Rate to Maturity for all purposes.
     THE NOTES. The Notes may be redeemed at any time at the option of the Operating Partnership, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the Notes (or portion thereof) being redeemed plus accrued and unpaid interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (or portion thereof) (the "Redemption Price").
     If notice has been given as provided in the Indenture and funds for the redemption of any Notes (or any portion thereof) called for redemption shall have been made available on the redemption date referred to in such notice, such Notes (or any portion thereof) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of such Notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.
     Notice of any optional redemption of any Notes (or any portion thereof) will be given to Holders at their addresses, as shown in the security register for such Notes, not less than 30 nor more than 60 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal
                                      S-29
amount of the Notes held by such Holder to be redeemed. If less than all of the Notes are to be redeemed, the particular Notes to be redeemed shall be selected by such method as the Trustee deems fair and appropriate.
     As used herein:
     "Make-Whole Amount" means, in connection with any optional redemption of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over (ii) the aggregate principal amount of the Notes being redeemed.
     "Reinvestment Rate" means .25% plus the yield on treasury securities at a constant maturity for the most recent week under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.
     "Statistical Release" means the statistical release designated "H.15 (519)" or any successor publication that is published weekly by the Federal Reserve System and that establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable that shall be designated by the Operating Partnership.
DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE
     The provisions of Article Four of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of Debt
Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus, will apply to the Notes. Each of the covenants described under "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus will be subject to covenant defeasance. The provisions of Article Four relating to defeasance will not apply to the MOPPRS until after the Remarketing Date.
NO PERSONAL LIABILITY
     No past, present or future director or partner of the Operating Partnership or any successor thereof shall have any liability for any obligation or agreement of the Operating Partnership contained under the Offered Securities, the Indenture or other debt obligations. Each Holder of Offered Securities by accepting such Offered Securities waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Offered Securities.
BOOK-ENTRY SYSTEM
     Upon issuance, each series of Offered Securities will be represented by a global security or securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, DTC. Upon the issuance of such Global Security, DTC or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the Offered Securities represented by such Global Security. Ownership of beneficial interests in such Global Security will be limited to persons that have accounts with DTC ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in such Global Security.
                                      S-30

     Payment of principal of and interest on each series of Offered Securities will be made to DTC or its nominee, as the case may be, as the sole registered owner and holder of the Global Security for such series for all purposes under the Indenture. Neither the Operating Partnership, the Trustee nor any agent of the Operating Partnership or the Trustee will have any responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any of DTC's records relating to such beneficial ownership interests.
     The Operating Partnership has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.
     Neither Global Security may be transferred except as a whole by DTC to a nominee of DTC. The Global Security representing each series of Offered Securities is exchangeable for certificated Offered Securities of such series only if (x) DTC notifies the Operating Partnership that it is unwilling or unable to continue as depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and the Operating Partnership fails within 90 days thereafter to appoint a successor,
(y) in the case of the Notes only, the Operating Partnership in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default or an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the securities represented by such Global Security. In such event, the Operating Partnership will issue securities of the applicable series in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery in certificated form of Offered Securities of such series equal in principal amount to such beneficial interest and to have such securities registered in its name. Securities so issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof, and will be issued in registered form only, without coupons. Subject to the foregoing, neither Global Security is exchangeable, except for a Global Security for the same series of Offered Securities of like denomination to be registered in the name of DTC or its nominee.
     So long as DTC, or its nominee, is the registered owner of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Offered Securities represented by such Global Security for the purposes or receiving payment on such securities, receiving notices and for all other purposes under the Indenture and such securities. Beneficial interests in any of the Offered Securities will be evidenced only by, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of DTC, and, if such person is not a participant, on the procedures of the participant through which such persons owns its interest, to exercise any rights of a Holder under the Indenture. DTC will not consent or vote with respect to the Global Security representing a series of Offered Securities. Under its usual procedure, DTC mails an Omnibus Proxy to the Operating Partnership as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s (DTC's partnership nominee) consenting or voting rights to those participants to whose accounts the Offered Securities of a series are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).
     DTC has advised the Operating Partnership that DTC is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.
                                      S-31

SAME-DAY SETTLEMENT AND PAYMENT
     Settlement for each series of the Offered Securities will be made by the applicable Underwriters in immediately available funds. All payments of principal and interest will be made by the Operating Partnership in immediately available funds.
     The Offered Securities of each series will trade in DTC's same-day funds settlement system until maturity or until such Offered Securities are issued in definitive form, and secondary market trading activity in such Offered Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading-activity in such Offered Securities.
            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The following summary of certain United States Federal income tax consequences of the purchase, ownership, and disposition of the MOPPRS is based upon laws, regulations, rulings, and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with initial purchasers who hold MOPPRS as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding MOPPRS as a hedge against currency risk or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the U.S. dollar. In addition, this discussion only addresses the United States Federal income tax consequences of the MOPPRS until the Remarketing Date. Persons considering the purchase of MOPPRS should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MOPPRS arising under the laws of any other taxing jurisdiction.
     As used herein, the term "U.S. Holder" means a beneficial owner of a MOPPRS that (for Federal income tax purposes) (a) is a citizen or resident of the United States, (b) is a corporation or partnership (including an entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, (c) is an estate, the income of which is subject to Federal income taxation regardless of its source, or (d) is a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (including, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons). OTHER CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS GIVEN TO THEM IN THE ACCOMPANYING PROSPECTUS.
TAX TREATMENT OF MOPPRS
     The United States Federal income tax treatment of debt obligations such as the MOPPRS is not entirely certain. Because the MOPPRS are subject to mandatory tender on the Remarketing Date, the Operating Partnership intends to treat the MOPPRS as maturing on the Remarketing Date for United States Federal income tax purposes and as being reissued on the Remarketing Date should the Remarketing Dealer remarket the MOPPRS. By purchasing the MOPPRS, the U.S. Holder agrees to follow such treatment for United States Federal income tax purposes. Based on such treatment, stated interest on the MOPPRS will constitute "qualified stated interest" and generally will be taxable to a U.S. Holder as ordinary income at the time such interest is accrued or received (in accordance with the U.S. Holder's regular method of tax accounting). Under the foregoing, if the MOPPRS are issued to the U.S. Holder at par value or alternatively, if the excess of the par value over the issue price does not exceed the statutory DE MINIMIS amount (generally 1/4 of 1% of the MOPPRS' stated redemption price at the Remarketing Date multiplied by the number of complete years to the Remarketing Date from the issue date), the MOPPRS will not be treated as having original issue discount.
     If the MOPPRS are issued at a discount greater than the statutory DE MINIMIS amount, a U.S. Holder must include original issue discount in income as ordinary income for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the U.S. Holder's regular method of accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a MOPPRS would be the sum of the daily portions of original issue discount with respect to such MOPPRS for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such MOPPRS. The "daily portion" of original issue discount on any MOPPRS is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period"
                                      S-32
may be of any length and the accrual periods may vary in length over the term of the MOPPRS, provided that each accrual period is not longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the MOPPRS' adjusted issue price at the beginning of such accrual period and appropriately adjusted to take into account the length of the particular accrual period and (ii) the amount of any "qualified stated interest" payments allocable to such accrual period. The "adjusted issue price" of a MOPPRS at the beginning of any accrual period is the sum of the issue price of the MOPPRS plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the MOPPRS that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.
     Under the foregoing treatment, upon the sale, exchange, or retirement of a MOPPRS, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement (other than amounts representing accrued and unpaid interest that such U.S. Holder has not previously included in gross income) and such U.S. Holder's adjusted tax basis in the MOPPRS. An initial U.S. Holder's adjusted tax basis in a MOPPRS generally will equal such U.S. Holder's initial investment in the MOPPRS increased by an original issue discount included in income, and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such MOPPRS. Such gain or loss will be capital gain or loss if the MOPPRS is held as a capital asset.
     There can be no assurance that the Internal Revenue Service ("IRS") will agree with the Operating Partnership's treatment of the MOPPRS and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the MOPPRS as maturing on the Stated Maturity Date.
     Because of the remarketing, if the MOPPRS were treated as maturing on the Stated Maturity Date, Treasury Regulations relating to contingent payment debt obligations (the "Contingent Payment Regulations") would appear to be applicable. The effect of the Contingent Payment Regulations would be to (i) require U.S. Holders to use an accrual method with respect to the MOPPRS, regardless of their usual method of tax accounting, (ii) result in the possibility that U.S. Holders would be required to accrue income in excess of actual cash payments received, and (iii) generally result in ordinary rather than capital treatment of any gain or loss on the sale, exchange, or retirement of the MOPPRS.
     Specifically, under the Contingent Payment Regulations, the Operating Partnership would be required to construct a projected payment schedule for the MOPPRS, based upon the Operating Partnership's current borrowing costs for comparable debt instruments of the Operating Partnership, from which an estimated yield on the MOPPRS would be calculated. A U.S. Holder would be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MOPPRS that would be deemed to accrue at this estimated yield for each day during the U.S. Holder's taxable year on which the U.S. Holder holds the MOPPRS. The amount of interest that would be deemed to accrue in any accrual period would equal the product of the estimated yield (properly adjusted for the length of the accrual period) and the MOPPRS' adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest would be determined by allocating to each day in the accrual period the ratable portion of the interest that would be deemed to accrue during the accrual period. In general, for these purposes, a MOPPRS' adjusted issue price would equal the MOPPRS' issue price increased by the interest previously accrued on the MOPPRS, and reduced by all payments made on the MOPPRS.
     Under the Contingent Payment Regulations, upon the sale or exchange of a MOPPRS (including a sale pursuant to the mandatory tender on the Remarketing
Date), a U.S. Holder would be required to recognize taxable income or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the MOPPRS as of the date of disposition. A U.S. Holder's adjusted tax basis in a MOPPRS generally would equal such U.S. Holder's initial investment in the MOPPRS increased by any interest previously included in income with respect to the MOPPRS by the U.S. Holder, and decreased by any payments received by the U.S. Holder. Any such taxable income generally would be treated as ordinary income. Any such taxable loss generally would be treated (i) first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MOPPRS for the taxable year in which the sale or exchange occurs to the extent of the amount of such includible interest, and (ii) then as an ordinary loss to the extent of the U.S. Holder's total interest inclusions on the MOPPRS in previous taxable years. Any remaining loss in excess of the amounts described in (i) and (ii) above generally would be treated as short-term, mid-term, or long term-capital loss (depending upon the U.S.
                                      S-33

Holder's holding period for the MOPPRS). All amounts includible in income by a U.S. Holder as ordinary income pursuant to the Contingent Payment Regulations would be treated as original issue discount.
NON-U.S. HOLDERS
     A non-U.S. Holder whose income and gain with respect to the MOPPRS is not effectively connected with the conduct of a United States trade or business and who satisfies all documentation requirements will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount and accruals under the Contingent Payment Regulations, if any) on a MOPPRS, unless such non-U.S. Holder owns, actually or constructively, 10% or more of the capital or profits interests in the Operating Partnership or is either a controlled foreign corporation related to the Operating Partnership or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the MOPPRS under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a MOPPRS is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent, accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.
     Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes gain upon retirement or disposition of a MOPPRS, provided that the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.
     The MOPPRS will not be includible in the estate of a non-U.S. Holder unless the individual owns, actually or constructively, 10% or more of the capital or profits interests in the Operating Partnership or, at the time of such individual's death, payments in respect of the MOPPRS would have been effectively connected with the conduct by such individual of a trade or business in the United States.
BACKUP WITHHOLDING
     Under certain circumstances, U.S. Holders may be subject to backup withholding at a rate of 31% on payments made with respect to the MOPPRS. Backup withholding will apply only if (i) the payee fails to furnish his or her taxpayer identification number ("TIN") (which, for an individual, would be his or her Social Security Number) to the payor as required, (ii) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect, (iii) the IRS has notified the payee that such payee has failed to properly include reportable interest and dividends in the payee's return or has failed to file the appropriate return and the IRS has assessed a deficiency with respect to such underreporting, or (iv) the payee has failed to certify to the payor, under penalties of perjury, that the payee is not subject to withholding. In addition, backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Payments made in respect of the MOPPRS to a U.S. Holder must be reported to the IRS, unless the U.S. Holder establishes an exemption.
     In addition, upon the sale of a MOPPRS to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.
     U.S. Holders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Holder will be allowed as a credit against the
                                      S-34

U.S. Holder's United States Federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.
     Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Holders. Non-U.S. Holders should consult their tax advisors with regard to U.S. information reporting and backup withholding.
     On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") that make certain modifications to the withholding, backup withholding, and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.
                  ERISA CONSIDERATIONS RELATING TO THE MOPPRS
     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA), (b) plans described in section 4975(e) (1) of the Code including individual retirement accounts of Keogh plans, (c) any entities whose underlying assets include plan assets by reason of a plan's investment in such entities (each a "Plan") and (d) persons who have certain specified relationships to such Plans ("Parties-in-Interest" under ERISA and "Disqualified Persons" under the Code). Moreover, based on the reasoning of the United States Supreme Court in JOHN HANCOCK LIFE INS. V. HARRIS TRUST AND SAV. BANK, 114 S. Ct. 517 (1993), an insurance company's general account may be deemed to include assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract). ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA and prohibits certain transactions between a Plan and Parties-in-Interest or Disqualified Persons with respect to such Plans.
     The Operating Partnership and the Remarketing Dealer, because of their activities or the activities of their respective affiliates, may be considered to be Parties-in-Interest or Disqualified Persons with respect to certain Plans. If the MOPPRS are acquired by a Plan with respect to which the Operating Partnership or the Remarketing Dealer is, or subsequently becomes, a Party-in-Interest or Disqualified Person, the purchase, holding or sale of MOPPRS to the Remarketing Dealer could be deemed to be a direct or indirect violation of the Prohibited Transaction rules of ERISA and the Code unless such transaction were subject to one or more statutory or administrative exemptions such as Prohibited Transaction Class Exemption ("PTCE") 75-1, which exempts certain transactions involving employee benefit plans and certain broker-dealers, reporting dealers and banks; PTCE 90-1, which exempts certain transactions between insurance company pooled separate accounts and Parties-in-Interest or Disqualified Persons; PTCE 91-38, which exempts certain transactions between bank collective investment funds and Parties-in-Interest or Disqualified Persons; PTCE 84-14, which exempts certain transactions effected on behalf of a Plan by a "qualified professional asset manager;" PTCE 95-60, which exempts certain transactions between insurance company general accounts and Parties-in-Interest or Disqualified Persons; or PTCE 96-23, which exempts certain transactions effected on behalf of a Plan by an "in-house asset manager." Even if the conditions specified in one or more of these exemptions are met, the scope of relief provided by these exemptions will not necessarily cover all acts that might be construed as prohibited transactions or breaches of the fiduciary duties imposed under Section 404(a) of ERISA.
     Accordingly, prior to making an investment in the MOPPRS, a Plan should determine whether the Operating Partnership or the Remarketing Dealer is a Party-in-Interest or Disqualified Person with respect to such Plan and, if so, whether such transaction is subject to one or more statutory or administrative exemptions, including those described above.
     Prior to making an investment in the MOPPRS, Plans should consult with their legal advisers concerning the impact of ERISA and the Code and the potential consequences of such investment with respect to their specific circumstances. Moreover, each Plan fiduciary should take into account, among other considerations, whether the fiduciary has the authority to make the investment on behalf of the Plan; whether the investment constitutes a direct or indirect transaction with a Party-in-Interest or a Disqualified Person; and whether under the general fiduciary standards of investment procedure and diversification an investment in the MOPPRS is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment portfolio.
                                      S-35

                                  UNDERWRITING
THE MOPPRS
     Subject to the terms and conditions set forth in an underwriting agreement and related terms agreement (together, the "MOPPRS Underwriting Agreement"), the Operating Partnership has agreed to sell to each of the Underwriters named below (the "MOPPRS Underwriters"), and each of the MOPPRS Underwriters has severally agreed to purchase, the respective principal amount of the MOPPRS set forth opposite its name below at a price equal to 102.23% of the principal amount thereof.

                                                                                                                 PRINCIPAL
                                                                                                                 AMOUNT OF
             UNDERWRITER                                                                                           MOPPRS
             -----------                                                                                        ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated....................................................................................   $ 41,700,000
J.P. Morgan Securities Inc...................................................................................     41,650,000
NationsBanc Montgomery Securities LLC........................................................................     41,650,000
                                                                                                                ------------
             Total...........................................................................................   $125,000,000
                                                                                                                ============


     In the MOPPRS Underwriting Agreement, the MOPPRS Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the MOPPRS offered hereby if any are purchased. The MOPPRS Underwriters have advised the Operating Partnership that the MOPPRS Underwriters propose to offer the MOPPRS from time to time for sale in negotiated transactions or otherwise, at prices relating to prevailing market prices determined at the time of sale. The MOPPRS Underwriters may effect such transactions by selling MOPPRS to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the MOPPRS Underwriters and any purchasers of MOPPRS for whom they may act as agent. The MOPPRS Underwriters and any dealers that participate with the MOPPRS Underwriters in the distribution of the MOPPRS may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of MOPPRS by them may be deemed to be underwriting compensation.
     The MOPPRS Underwriters are permitted to engage in certain transactions that maintain or otherwise affect the price of the MOPPRS. Such transactions may include over-allotment transactions and purchases to cover short positions created by the MOPPRS Underwriters in connection with the Offering. If the MOPPRS Underwriters create a short position in the MOPPRS in connection with the Offering, I.E., if they sell MOPPRS in an aggregate principal amount exceeding that set forth on the cover page of the Prospectus Supplement, the MOPPRS Underwriters may reduce that short position by purchasing MOPPRS in the open market.
     In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
     Neither the Operating Partnership nor the MOPPRS Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MOPPRS. In addition, neither the Operating Partnership nor the MOPPRS Underwriters make any representation that the MOPPRS Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.
                                      S-36

THE NOTES
     Subject to the terms and conditions set forth in an underwriting agreement and related terms agreement (together, the "Notes Underwriting Agreement"), the Operating Partnership has agreed to sell to each of the Underwriters named below (the "Notes Underwriters" and, together with the MOPPRS Underwriters, the "Underwriters"), and each of the Notes Underwriters has severally agreed to purchase, the respective principal amount of the Notes set forth opposite its name below.

                                                                                                                 PRINCIPAL
                                                                                                                   AMOUNT
             UNDERWRITER                                                                                          OF NOTES
             -----------                                                                                        ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated....................................................................................   $ 33,400,000
Goldman, Sachs & Co..........................................................................................     33,300,000
NationsBanc Montgomery Securities LLC........................................................................     33,300,000
                                                                                                                ------------
             Total...........................................................................................   $100,000,000
                                                                                                                =============


     In the Notes Underwriting Agreement, the several Notes Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any are purchased.
     The Notes Underwriters have advised the Operating Partnership that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .4% of the principal amount per Note. The Notes Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount per Note to certain other dealers. After the initial public offering of the Notes, the public offering price, concession and discount may be changed.
     The Notes Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids of purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Notes Underwriters create a short position in the Notes in connection with the Offering, I.E., if they sell Notes in an aggregate principal amount exceeding that set forth on the cover page of this Prospectus Supplement, the Notes Underwriters may reduce that short position by purchasing Notes in the open market.
     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
     Neither the Operating Partnership nor the Notes Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Operating Partnership nor the Notes Underwriters make any representation that the Notes Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice. THE OFFERED SECURITIES
     The MOPPRS and the Notes are new issues of securities with no established trading market. The Operating Partnership has been advised by the MOPPRS Underwriters and the Notes Underwriters that they intend to make a market in the MOPPRS and the Notes, respectively, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the MOPPRS or the Notes.
     The Operating Partnership and the Company have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to make contribution to certain payments in respect thereof.
     In the ordinary course of their respective businesses, the Underwriters provide investment banking, advisory and other financial services to the Operating Partnership and its affiliates for which they receive customary fees. NationsBank, N.A., an affiliate of NationsBanc Montgomery Securities LLC, is a lender and agent under the Revolving Loans, for which it has received customary fees. In addition, the Operating Partnership intends to use more than 10% of the net proceeds from the sale of the Offered Securities to repay indebtedness owed by it to NationsBank, N.A. Accordingly, the Offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. NationsBanc Montgomery Securities LLC is participating in the Offering on the same terms as the other Underwriters and will not receive any benefit in connection with the Offering other than customary managing, underwriting and selling fees.
                                 LEGAL MATTERS
     The legality of the Offered Securities will be passed upon for the Operating Partnership by Alston & Bird LLP, Raleigh, North Carolina, and for the Underwriters by Andrews & Kurth L.L.P., Washington, D.C., who will rely on the opinion of Alston & Bird LLP as to matters of North Carolina law.
                                      S-37

==============================================================
     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE OPERATING PARTNERSHIP OR THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                             ----------------------
                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                        PAGE
                                                        ----
Prospectus Supplement Summary........................   S-3
The Operating Partnership............................   S-10
Recent Developments..................................   S-12
The Properties.......................................   S-17
Management...........................................   S-19
Use Of Proceeds......................................   S-20
Capitalization.......................................   S-21
Selected Financial Data..............................   S-22
Description Of Offered Securities....................   S-25
Certain United States Federal Income Tax
  Considerations.....................................   S-32
ERISA Considerations Relating to the MOPPRS..........   S-35
Underwriting.........................................   S-36
Legal Matters........................................   S-37

                                   PROSPECTUS

Available Information................................   2
Incorporation Of Certain Documents By
  Reference..........................................   2
The Company And The Operating Partnership............   3
Risk Factors.........................................   3
Use Of Proceeds......................................   7
Ratios Of Earnings To Combined Fixed Charges And
  Preferred Stock Dividends..........................   8
Description Of Debt Securities.......................   8
Description Of Preferred Stock.......................   20
Description Of Series A Preferred Shares.............   25
Description Of Series B Preferred Shares.............   26
Description Of Depositary Shares.....................   26
Description Of Common Stock..........................   30
Federal Income Tax Considerations....................   33
Plan Of Distribution.................................   43
Experts..............................................   44
Legal Matters........................................   45

==============================================================

                                  $225,000,000
                               HIGHWOODS/FORSYTH
                              LIMITED PARTNERSHIP
                              $125,000,000 6.835%
                               MANDATORY PAR PUT
                           REMARKETED SECURITIES(SM)
                                 ("MOPPRS(SM)")
                              DUE FEBRUARY 1, 2013
                              $100,000,000 7 1/8%
                           NOTES DUE FEBRUARY 1, 2008
                             ----------------------
                             PROSPECTUS SUPPLEMENT
                             ----------------------
                             MANAGERS OF THE MOPPRS
                              MERRILL LYNCH & CO.
                               J.P. MORGAN & CO.
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
                             ----------------------
                             MANAGERS OF THE NOTES
                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
                                JANUARY 28, 1998
                         "MANDATORY PAR PUT REMARKETED
                      SECURITIES(SM)" AND "MOPPRS(SM)" ARE
                             SERVICE MARKS OWNED BY
                           MERRILL LYNCH & CO., INC.
==============================================================